Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of November 11, 2014

by and among

MATSON NAVIGATION COMPANY, INC.

HOGAN ACQUISITION INC.

and

HORIZON LINES, INC.

i

TABLE OF CONTENTS

(continued)

ii

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(continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2014 (this “Agreement”), is entered into by and among Matson Navigation Company, Inc., a Hawaii corporation (“Parent”), Hogan Acquisition Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Horizon Lines, Inc., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.13.

W I T N E S S E T H

WHEREAS, the parties intend that Merger Sub, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that it is advisable, fair to, and in the best interests of, the Company and its stockholders to enter into this Agreement, (b) approved the execution and delivery of and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the consummation of the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and to consummate the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, The Pasha Group (“Pasha Parent”), SR Holdings LLC (“Pasha Sub” and together with Pasha Parent, “Pasha”), the Company and Sunrise Operations LLC are entering into that certain Contribution, Assumption and Purchase Agreement, dated as of the date hereof (together with the schedules (including disclosure schedules) and exhibits thereto, the “Contribution, Assumption and Purchase Agreement”), pursuant to which, subject to the satisfaction of the terms and conditions set forth in the Contribution, Assumption and Purchase Agreement, immediately prior to the Merger, the Company shall transfer the Acquired Hawaii Business (as such term is defined in the Contribution, Assumption and Purchase Agreement) to Pasha (the “Precedent Transaction”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent and Merger Sub entering into this Agreement, Parent and certain stockholders of the Company have entered into Voting Agreements, pursuant to which such stockholders have agreed among other things to vote all shares of Company Common Stock held by them in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York at 10:00 a.m. (local time) on the date that is five (5) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place as is agreed to in writing by the parties hereto. One (1) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing), each of Parent and the Company shall deliver to each other written confirmation that, (a) to the Knowledge of such party, all conditions to such party’s obligation to effect the Closing set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, including the condition set forth in Section 6.2(d)) and (b) such party is committed to effect the Closing subject to the satisfaction or waiver, at the time of Closing, of all of conditions to such party’s obligation to effect the Closing set forth in Article VI) (such confirmation, the “Confirmation”). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company (which shall be “Matson Alaska, Inc.”) and any changes necessary so that they shall be in compliance with Section 5.8) the certificate of incorporation and bylaws of Merger Sub as of the date hereof and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. At Parent’s request, the Company shall use reasonable best efforts to obtain and deliver to Parent the written resignations of each of the directors of the Company, to be effective at the Effective Time.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.6, each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and the Dissenting Shares), together with the associated Company Rights, shall thereupon be converted automatically into and shall thereafter represent the right to receive from Parent an amount in cash equal to $0.72, without interest, and subject to any withholding in accordance with Section 2.3(g) (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the

Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.3(b) without interest (subject to any withholding in accordance with Section 2.3(g)).

Section 2.2 Treatment of Company Warrants. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, or the Company, each outstanding unexercised warrant to purchase or otherwise acquire shares of Company Common Stock (the “Company Warrants”) shall be canceled and, in exchange therefor, each former holder of any such canceled Company Warrant shall, upon surrender of such canceled Company Warrant, be entitled to receive from Parent, in consideration of the cancellation of such Company Warrant and in settlement therefor, a payment in cash (without interest, and subject to any withholding in accordance with Section 2.3(g)) of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration (such amounts payable hereunder, the “Warrant Consideration”). From and after the Effective Time, any such canceled Company Warrant shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Warrant Consideration. Promptly following the date of this Agreement (and in no event later than the date on which the Proxy Statement is first mailed to the Company’s stockholders), the Company shall deliver written notice, in a form reasonably acceptable to Parent, to each holder of a Company Warrant, in accordance with the terms of the applicable Company Warrant, informing such holders of the effect of the Merger on the Company Warrants. The Company shall provide Parent a reasonable opportunity to review and comment upon such notice prior to delivery of such notice to the holders of Company Warrants. Prior to the Effective Time, the Company shall take all necessary actions to permit the cancelling and exchange of the Company Warrants contemplated by the foregoing provisions of this Section 2.2.

Section 2.3 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the purpose of making payment of the Merger Consideration and, subject to Section 2.3(h), the Warrant Consideration to holders of Company Common Stock and Company Warrants, respectively, and enter into an agreement, reasonably acceptable to the Company, with the Paying Agent relating to the services to be performed by the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount in immediate available funds sufficient for the Paying Agent to make all of the payments contemplated by Section 2.1(c) and, subject to Section 2.3(h), Section 2.2 (such cash amount, the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent solely in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the Exchange Fund held by the Paying Agent for purposes of paying the Merger

Consideration and, subject to Section 2.3(h), the Warrant Consideration. No investment by the Paying Agent of the Exchange Fund shall relieve Parent or the Paying Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.3(a). No investment by the Paying Agent of the Exchange Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, subject to Section 2.3(h), Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration and the Warrant Consideration as contemplated by this Article II without interest.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than two (2) Business Days thereafter), Parent shall use reasonable best efforts to cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any withholding Taxes in accordance with Section 2.3(g), the Merger Consideration, without interest, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry

Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Exchange Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration or Warrant Consideration, that may be payable upon surrender of any Company Common Stock or Company Warrant held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person for any Merger Consideration or Warrant Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts are required to be deducted and withheld from such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any applicable provision of state, local or foreign Law related to Taxes. To the extent amounts are so withheld and paid over to the applicable taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h) Alternative Payment Procedure for Company Warrants. Prior to the Closing, the parties shall cooperate with each other in good faith and consult with the Paying Agent and the Warrant Agent for Company Warrants regarding the payment procedure for Company Warrants. Following such consultation and if mutually agreed by Parent and the Company, the parties may use the Warrant Agent to process payment of the Warrant Consideration to holders of Company Warrants, in which case Parent shall, at or prior to the Effective Time, deposit, or cause to be deposited, with the Warrant Agent (rather than the Paying Agent) a cash amount in immediate available funds sufficient to pay the Warrant Consideration in accordance with the procedures set forth in this Section 2.3.

Section 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such Dissenting Stockholder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon and less any withholding Taxes in accordance with Section 2.3(g). The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.5 Treatment of Equity Awards.

(a) Each option that represents the right to acquire shares of Company Common Stock issued pursuant to any Company Stock Plan (each, a “Company Option”) that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall at the Effective Time automatically (and without any further action being required on the part of the holders thereof) be canceled and terminated at the Effective Time in exchange for the right to receive an amount in cash (without interest, and subject to any applicable withholding in accordance with Section 2.3(g)) equal to the product of (x) the total number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective

Time, multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time; provided, that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without any cash payment being made in respect thereof.

(b) Each share of Company Common Stock issued pursuant to any Company Stock Plan that is subject to specified vesting criteria (each, a share of “Restricted Stock”) and that is outstanding immediately prior to the Effective Time shall, at the Effective Time, become fully vested and be treated in accordance with Section 2.1. In addition to any other withholding rights of the Company, any withholding Taxes arising from such vesting may be withheld from the consideration otherwise payable with respect to such shares pursuant to Section 2.3(g).

(c) Each restricted stock unit with respect to shares of Company Common Stock (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into a vested right to receive cash in an amount equal to the Merger Consideration (without interest, and subject to any withholding in accordance with Section 2.3(g)) and shall be paid in accordance with the award agreement governing such Company RSU.

(d) Prior to the Effective Time, the Company shall take all necessary actions to permit the treatment of the Company Options, Restricted Stock and Company RSUs contemplated by the foregoing provisions of this Section 2.5. No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the payment obligations under this Section 2.5. All payments required under this Section 2.5 shall be made by the Surviving Corporation to the individual recipients through its payroll processing system as soon as reasonably practicable following the Closing.

Section 2.6 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the (a) aggregate number of outstanding shares of capital stock of the Company, (b) aggregate number of shares of capital stock of the Company issuable upon the exercise of any Company Warrants or Company Options, or (c) number of Company RSUs outstanding shall occur as a result of (i) any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, (ii) any stock dividend or stock distribution with a record date during such period, or (iii) any issuance of Company Common Stock or Company Preferred Stock upon the exercise or exchange of Company Rights following a Triggering Event (as defined in the Company Rights Agreement), then the amount of the Merger Consideration shall be equitably adjusted so that the aggregate amount of Merger Consideration payable by Parent to all security holders of the Company pursuant to this Article II (including the Company Warrants, Company Options, Restricted Stock and Company RSUs) is not affected by any such change; provided, however, that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.7 Employee Stock Purchase Plan. The Company shall amend the Employee Stock Purchase Plan (the “ESPP”) to provide that no new Purchase Period (as defined therein) shall commence after the date hereof and, therefore, that eligible employees or participants in the ESPP cannot authorize any contributions under the ESPP after the date hereof and no shares of Company Common Stock shall be issued under the ESPP after the date hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, except that any information set forth in one section or subsection of the Company Disclosure Schedule will be deemed to apply to any other sections or subsections thereof (other than Section 3.9) to the extent that the relevance of such information to such other sections and subsections is reasonably apparent on its face from a reading of such disclosure (without being required to review any document referenced in such disclosure) and the sections or subsections of this Agreement to which such disclosure relates) or (ii) as disclosed in the body of any registration statements, reports and proxy statements (excluding any exhibit or schedule thereto or document or information incorporated by reference therein) filed with or furnished to the SEC between March 12, 2013 and the date of this Agreement, where the relevance of the information so disclosed to a particular representation or warranty is reasonably apparent on its face from a reading of such disclosure and the representation or warranty to which it relates, excluding (A) any matters required to be disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.9, Section 3.14, Section 3.16, Section 3.19, Section 3.20, Section 3.22, Section 3.23 and Section 3.24, which matters shall be specifically disclosed in the applicable sections or subsections of the Company Disclosure Schedule, and (B) any disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any such statements or reports or any other statements therein of risks or that are similarly predictive or forward-looking in nature, in each case other than any specific factual information contained therein), the Company represents and warrants to Parent and Merger Sub that (it being understood that, except for the representations or warranties in Section 3.1(c), Section 3.2, Section 3.5 (excluding Section 3.5(f)), Section 3.6(c), Section 3.9, Section 3.16(d) and Section 3.24 and any other representation or warranty in this Article III to the extent a breach of such representation or warranty would be an Excluded Asset or Excluded Liability (as such terms are defined in the Contribution, Assumption and Purchase Agreement) or would result in an adjustment under Section 1.4 of the Contribution, Assumption and Purchase Agreement, the Acquired Hawaii Business (but not any Excluded Asset or Excluded Liability, as such terms are defined in the Contribution, Assumption and Purchase Agreement) is expressly excluded from all of the representations or warranties (regardless of time periods) in this Article III as if the Company and its Subsidiaries had divested the Acquired Hawaii Business, and the Company makes no representation or warranty in this Article III about the Acquired Hawaii Business):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or license necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Non-Hawaii Material Adverse Effect.

(b) Section 3.1(b)(1) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation, and a true and complete list of each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which the Company, directly or indirectly, holds an equity interest. Each of the Company’s Subsidiaries (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate (or similar) power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except in the case of (ii) where the failure to have such corporate power and authority would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or adversely affect the operation of the Company’s business in any material respect, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification, license or good standing necessary, except in the case of (iii) where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Non-Hawaii Material Adverse Effect. Except as set forth on Section 3.1(b)(2) of the Company Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each of the Company’s Subsidiaries are owned directly or indirectly by the Company free and clear of all Liens, Encumbrances, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”), and other applicable securities Laws. Except as set forth on Section 3.1(b)(3) of the Company Disclosure Schedule, the Company and its Subsidiaries do not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing in any Person other than the Company’s Subsidiaries, nor are any of them under any current or prospective obligation to form or participate in, provide funds, make any loan, capital contribution, or other investment in any Person.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company, in each case as amended to the date of this Agreement (the “Company Charter Documents”), and the certificate of incorporation and bylaws (or comparable organizational documents) of each of the Company’s Subsidiaries, in each case as amended to the date of this Agreement (the “Subsidiary Charter Documents”). Except as set forth on Section 3.1(c) of the Company Disclosure Schedule, the Company has made available to Parent true and complete copies of the minutes, to the extent finalized and approved by the Company Board or any committee thereof, of all meetings of the Company’s and each Subsidiary’s stockholders, the Company Board and each committee of the Company Board held since January 1, 2011 (including the boards and related committees of each

Subsidiary, as applicable), in each case with the redaction of any information that in the opinion of counsel would reasonably be expected to be competitively sensitive and any information pertaining to a potential sale of the Company or one or more of its businesses.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 30,500,000 share of preferred stock, par value $0.01 per share (“Company Preferred Stock”). Section 3.2(a) of the Company Disclosure Schedule sets forth, as of November 11, 2014, (i) the number of shares of (1) Company Common Stock that were issued and outstanding, (2) Company Common Stock that were reserved for issuance under Company Stock Plans, (3) Company Common Stock that were reserved for issuance under outstanding Company Warrants, (4) Company Common Stock that were reserved for issuance upon conversion of the Company’s 6% Series A Convertible Notes, (5) Company Preferred Stock that were issued or outstanding, and (6) Company Preferred Stock that were designated as Series A Participating Preferred Stock and reserved and available for issuance pursuant to the Company Rights Agreement, (ii) the number of Company Warrants outstanding as of the date of this Agreement and (iii) the Series A Conversion Rate (as defined in the Convertible Notes Indenture) as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and all of the shares of Company Common Stock and Company Preferred Stock reserved for issuance as noted in the preceding clauses (2), (3), (4) and (6), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable.

(b) Section 3.2(b) of the Company Disclosure Schedule contains a correct and complete list as of November 11, 2014 of (i) Company Options outstanding under the Company Stock Plans, (ii) Restricted Stock outstanding under the Company Stock Plans, and (iii) Company RSUs outstanding under the Company Stock Plans, including, with respect to the Company RSUs, the name of the holder, number of shares of Company Common Stock underlying each security held by such holder and, with respect to Company Options, the exercise price of such Company Options.

(c) Except as set forth on Section 3.2(a) and Section 3.2(b) of the Company Disclosure Schedule and except for the Company Rights and the Contribution, Assumption and Purchase Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, subscriptions, stock appreciation rights, phantom stock rights, redemption rights, repurchase rights, Contracts or commitments (contingent or otherwise), arrangements, calls or rights of any kind issued or authorized by the Company (i) that relate to any issued or unissued capital stock or equity interests of the Company or any of its Subsidiaries, (ii) that obligate the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or options, warrants, other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding, or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any of its Subsidiaries (each of (i), (ii) and (iii), collectively, the “Company Securities”). There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interest of the Company (including any shares of Company Common Stock) or any of the Company’s Subsidiaries or any Company Securities.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in an Action at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or the Subsidiary Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries, other than violations that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or adversely affect the operation of the Company’s business in any material respect, or (iii) subject to the first statement in Section 3.3(b)(iii) of the Company Disclosure Schedule, result in any material breach of, or constitute a material default (with or without notice or lapse of time, or both) under, require any consent of any counterparty pursuant to, or give rise to any right of termination, amendment, acceleration or cancellation of, any Company Material Contract to which the Company or any Subsidiary is a party, or result in the creation of a Lien or Encumbrance.

(c) The Company Board, at a meeting duly called and held on November 11, 2014, has unanimously (i) determined that it is advisable, fair to, and in the best interests of, the Company and its stockholders to enter into this Agreement, (ii) approved the execution and delivery of and performance by the Company of this Agreement and the consummation of the Transactions, including the consummation of the Merger, and (iii) resolved, subject to Section 5.3, to recommend that stockholders of the Company adopt this Agreement.

Section 3.4 Governmental Approvals. Except as set forth on Section 3.4 of the Company Disclosure Schedule and except for (a) the filing with the SEC of a Proxy Statement and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (c) filings (if required) under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than any filings, consents, approvals, declarations or registrations that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or adversely affect the operation of the Company’s business in any material respect.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) The Company and each of its Subsidiaries have filed with or furnished to the SEC, on a timely basis, all registration statements, reports, proxy statements and other documents required to be filed with or furnished to the SEC since January 1, 2012 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing through the date of this Agreement, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the filing date of the last such amendment, the Company SEC Documents complied in all material respects with applicable Law, including the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended through the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including the related notes and schedules thereto) of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Documents, taking into account any amendment to such financial statements included in any Company SEC Document filed prior to the date of this Agreement, (i) complied as to form in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries in all material respects, (iii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q and the rules and regulations promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (iv) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the results of their consolidated operations and cash flows, as of each of the dates and for the periods shown. Since December 22, 2013 (the “Balance Sheet Date”), the Company has not made any change in the accounting practices or policies applied in the preparation of the consolidated financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements.

(c) The unaudited balance sheets and statements of income of the Hawaii Business for the quarterly period ending July 20, 2014 and the unaudited balance sheets and statements of income of the Hawaii Business for the year ended December 22, 2013 have been prepared from the books and records of Parent in accordance with GAAP, consistently applied throughout the periods indicated (except that there are no notes to such unaudited balance sheets and statements of income), and present fairly in all material respects the consolidated financial condition and results of operations of the Hawaii Business as of the times and for the periods referred to therein.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

(e) The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated and made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company does not have Knowledge of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(f) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) accrued or reserved against on the consolidated balance sheet of the Company and its Subsidiaries as of September 21, 2014 (including the notes thereto) included in the Company SEC Documents, (ii) incurred after September 21, 2014 in the ordinary course of business consistent with past practice that do not constitute Indebtedness and are not, individually or in the aggregate, material in amount to the Company, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions, (iv) as set forth on Section 3.5(f) of the Company Disclosure Schedule or (v) which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2011.

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

Section 3.6 Absence of Certain Changes. Since the Balance Sheet Date and through the date of this Agreement, (a) except as expressly contemplated by this Agreement in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, (b) there has not been or occurred any change, event, development or occurrence (each, an “Event”) that has had or would reasonably be expected to have, individually or in the aggregate, a Non-Hawaii Material Adverse Effect, and (c) except as set forth on Section 3.6(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have taken any action that, if taken after the date hereof, would have required Parent’s consent under Sections 5.1(a)(iii), (iv), (vi) through (ix), (xi), (xiv) through (xvii), or (xx).

Section 3.7 Legal Proceedings.

(a) Except as set forth on Section 3.7(a) of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, Action by or against the Company or any of its Subsidiaries, any of their respective present or former employees, officers or directors in such individual’s capacity as such, any of the assets, properties or rights of the Company or any of its Subsidiaries that, individually or in the aggregate with any related Actions, would reasonably be expected to (i) involve a payment obligation or potential damages, liability or other obligation greater than $500,000, (ii) prevent or materially delay the consummation by the Company of the Transactions or (iii) adversely affect the operation of the Company’s business in any material respect.

(b) There are no Orders imposed upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, any of their respective present or former employees, officers or directors in such individual’s capacity as such, or any of the assets, properties or rights of the Company or any of its Subsidiaries is subject that (i) involve a payment obligation or potential damages, liability or other obligation greater than $500,000 individually, or $1,000,000 in the aggregate, (ii) would individually or in the aggregate reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or (iii) would individually or in the aggregate reasonably be expected to adversely affect the operation of the Company’s business in any material respect.

Section 3.8 Compliance With Laws; Permits.

(a) Except as set forth on Section 3.8(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are, and at all times since January 1, 2012 have been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, properties or assets (other than Environmental Laws, which are governed exclusively under Section 3.12). Neither the Company nor any of its Subsidiaries has received written notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets.

(b) Except as set forth on Section 3.8(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries hold, and are in compliance with, all material licenses, franchises, permits, certificates, approvals, restrictions and other authorizations (“Permits”) from Governmental Authorities required by Law or otherwise necessary or advisable for the conduct of their respective businesses and operations as they are now being conducted or the ownership or use of their respective properties and assets (collectively, with all pending applications therefor and amendments, modifications and renewals thereof, “Company Permits”) (other than those Company Permits under Environmental Laws, which are governed exclusively by Section 3.12); other than any failure to hold or be in compliance with a Company Permit that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or be material to the operation of the Company’s business. There has occurred no violation of, default (with or without notice or lapse of time or both) under or, to the Knowledge of the Company, Event, that with or without notice or lapse of time or both, would result in any revocation, non-renewal, adverse modification or cancellation of, any Company Permit, other than any such violations, defaults or Events that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions or adversely affect the operation of the Company’s business in any material respect, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions. Neither the Company nor any of its Subsidiaries has received written notice or other written communication from any Governmental Authority that any Company Permit will be terminated or adversely modified or cannot be renewed in the ordinary course of business consistent with past practice, and the Company has no Knowledge of any reasonable basis for any such termination, modification or non-renewal.

Section 3.9 Tax Matters.

(a) Except for those matters set forth in Section 3.9(a) of the Company Disclosure Schedule:

(i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects;

(ii) all material amounts of Taxes (whether or not assessed) required to be withheld and/or paid by or on behalf of each of the Company and its Subsidiaries have been withheld and paid, as applicable (whether or not such Taxes are shown or required to be shown on a Tax Return);

(iii) the unpaid Taxes of the Company and its Subsidiaries do not materially exceed the reserve for liabilities for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and taxable income) shown on the face of the most recent balance sheet included in the Company SEC Documents (excluding any notes thereto) as adjusted solely for Taxes incurred and paid in the ordinary course of business since the Balance Sheet Date consistent (except for differences resulting from ordinary course fluctuations in the income, assets or operations of the Company and its Subsidiaries or any applicable changes in Law or in GAAP) with Taxes incurred and paid in the most recent comparable prior period;

(iv) neither the Company nor any of its Subsidiaries has outstanding Contracts or waivers extending (or having the effect of extending) any statute of limitations with respect to any Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries;

(v) no Action with respect to Taxes is pending, in progress or has been threatened in writing with respect to the Company or any of its Subsidiaries, and no written notice of such an Action has been received by the Company or any of its Subsidiaries;

(vi) no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by such jurisdiction that has not been resolved;

(vii) neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined or unitary group for Tax purposes (other than any such group of which the Company is the common parent), (B) is a party to, or is bound by, any Tax allocation, sharing, indemnity or other similar Contract with respect to Taxes (other than one or more Tax-related provisions in a commercial agreement a principal purpose of which is not the allocation or sharing of any Tax), (C) is a party to or bound by any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) or any other Contract with any Governmental Authority with respect to Taxes, or has requested or received a ruling from any Governmental Authority with respect to Taxes, that individually or in the aggregate could have a material effect on the liability of the Company or any Subsidiary for Taxes after the date hereof, or (D) is liable for the Taxes of another Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor;

(viii) neither the Company nor any of its Subsidiaries has been party to any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4 (or similar transaction for purposes of comparable provisions of state, local or foreign Law) that has not been properly reported in a Tax Return;

(ix) neither the Company nor any of its Subsidiaries will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in each case, as a result of an action taken on or prior to the Closing Date (other than in the ordinary course of business consistent with past practice), including by virtue of a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date, an installment sale or open transaction effected on or prior to the Closing Date, a prepaid amount received on or prior to the Closing Date or an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing Date;

(x) neither the Company nor any of its Subsidiaries has any material deferred gain or loss arising out of any deferred intercompany transactions, as described in Treasury Regulations Section 1.1502-13 (or any similar provision of state, local or foreign Law), or, in the case of any Subsidiary, has a material excess loss account in its stock, as described in Treasury Regulations Section 1.1502-19 (or any similar provision of state, local or foreign Law);

(xi) no material Tax ruling, Tax holiday or other Contract entered into by the Company or any of its Subsidiaries with any Governmental Authority with respect to Taxes will expire, be revoked or otherwise terminate, whether as a result of the Merger, the Precedent Transaction or otherwise prior to the stated or applicable term thereof as provided therein; and

(xii) within the past two (2) years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(b) Section 3.9(b) of the Company Disclosure Schedule sets forth the following information with respect to the Company and its Subsidiaries: (i) a materially correct description of the amount of any unused and unexpired net operating losses, unused and unexpired investment or other credits, unused and unexpired foreign Tax credits and excess charitable contributions of the Company or any of its Subsidiaries for federal income Tax, applicable state income tax, and alternative minimum Tax purposes (including dates of expiration of such items for each of such purposes) as of December 31, 2013 and, utilizing reasonable assumptions given the fact that such information is not determined as of the closing of a taxable year, as of September 30, 2014 (assuming (x) the taxable year of the Company ended on such date but allocating deductions computed on an annual basis such as depreciation and amortization pro rata based on the number of days in the current taxable year prior to such date divided by 365 and (y) such other items as are set forth on Section 3.9(b)(i) of the Company Disclosure Schedule), (ii) (A) the date of each ownership change (as defined in Section 382(g)(1) of the Code) experienced by the Company that could have an effect on the ability to utilize the items described in clause (i), (B) the consolidated section 382 limitation (as defined in Section 382(b)(1) of the Code) of the Company and its Subsidiaries as a result of each such ownership change, and (C) the amount, if any, of consolidated net unrealized built-in gain (as defined in Section 382(h)(3) of the Code) of the Company on the date of each ownership change, and (iii) a materially correct description of the Tax basis in the assets of the Company and its Subsidiaries in the aggregate, and of the assets comprising the Transferred Assets (other than any shipping containers), in each case for federal income Tax purposes as of December 31, 2013 and, utilizing reasonable assumptions given the fact that such information is not determined as of the closing of a taxable year, as of September 30, 2014 (assuming (x) the taxable year of the Company ended on such date but taking into account deductions such as depreciation in the manner provided above and (y) such other items as are set forth on Section 3.9(b)(ii) of the Company Disclosure Schedule). Other than the effect on such net operating losses and basis of (w) ordinary course business operations for the period from and after January 1, 2014, (x) amortization and depreciation of asset Tax basis under applicable Law for such period (assuming amortization and depreciation computed on an annual basis is prorated on a daily basis as described above), (y) transactions contemplated by this Agreement or the Contribution, Assumption and Purchase Agreement or (z) such items set forth on Section 3.9(b)(iii) of the Company Disclosure Schedule, there has been no material change in the items listed in clause (i) and clause (iii) of this Section 3.9(b) since December 31, 2013, other than changes taken into account in arriving at the estimate of tax attributes as of September 30, 2014 referred to in clause (i) above. To the Knowledge of the Company, since May 3, 2012, neither the Company nor any of its Subsidiaries has undergone an ownership change under Section 382 and/or Section 383 of the Code (or any comparable provisions of state, local and foreign Law). The depreciation and amortization amounts and years reflected on Section 3.9(b) of the Company Disclosure Schedule under the heading “Non-Hawaii Depreciation and Amortization Rollout as of December 31, 2013” reflects in all material respects the amount of depreciation and amortization of the assets of the Company and its Subsidiaries (other than assets attributable to the Hawaii Business) owned as of the date to which such schedule speaks that would be claimed during each year beginning January 1, 2014 and ending December 31, 2019, utilizing reasonable assumptions given the fact that such information is forward-looking, assuming (x) the Company and its Subsidiaries continue to hold such assets in the ordinary course during such period, (y) that such assets do not become worthless during such period and (z) such items as are disclosed on Section 3.9(b)(iv) of the Company Disclosure Schedule.

(c) For purposes of this Agreement: (i) “Taxes” shall mean all (x) federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including but not limited to all income, alternative minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, registration, lease, service, service use, withholding, payroll, employment, social security, unemployment, welfare, workers’ compensation, disability, environmental, capital production, premium, windfall profits, title, excise, severance, stamp, occupation, escheat, property, tonnage and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing, and (y) liability in respect of any items described in clause (x) above payable pursuant to Contract (other than a commercial Contract, a principal purpose of which is not the allocation or sharing of any Tax), assumption, successor or transferee liability, or operation of law, including Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of state, local or foreign Law); and (ii) “Tax Returns” shall mean any return, report, claim for refund, election, certificate, estimate, information return or statement or other similar document relating to, or filed or submitted or required to be filed or submitted with any Governmental Authority with respect to, Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

Section 3.10 Employee Benefits Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material Company Plans (the “Disclosed Company Plans”). The Company has made available to Parent, to the extent applicable, current, correct and complete copies of (i) each Disclosed Company Plan, (ii) the three most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Plan (if any such report was required), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required (together with any summary of material modifications, if applicable), (iv) each trust agreement and insurance or group annuity contract relating to any Company Plan, and (v) all material documents and written correspondence relating to each Company Plan received from or provided to the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority since January 1, 2012.

(b) Each Company Plan has been established, maintained, funded and administered in all material respects in compliance with its terms and in compliance in form and in operation with the applicable provisions of ERISA, the Code and all other applicable Laws. There are no pending or, to the Knowledge of the Company, threatened Actions (other than claims for benefits in the ordinary course) with respect to, or any Liens filed against or with respect to, any Company Plans, other than claims made in the ordinary course of business which are not, individually or in the aggregate, material. All contributions required to be made by the Company and its Subsidiaries have been timely made in compliance with applicable Law with respect to all Company Plans, and there are no material unfunded obligations of the Company or any of its Subsidiaries under any Company Plan that are not accurately reflected in the Company’s financial statements and accrued in accordance with GAAP.

(c) All Company Plans, other than any “multiemployer plan” (as defined in Section 3(37) of ERISA) that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be Tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS on which the Company may currently rely, or has filed a timely application therefor. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any. To the Knowledge of the Company, no fact exists or Event has occurred since the date of such letter or letters from the IRS that would reasonably be expected to result in the loss of the qualified status of any such Company Plan or the exempt status of any such trust.

(d) Except as set forth on Section 3.10(d) of the Company Disclosure Schedule, neither the Company nor any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (including any entity that during the past six (6) years was a Subsidiary of the Company) (each such entity, an “ERISA Affiliate”) has now or at any time within the previous six (6) years contributed to, sponsored, or maintained a multiemployer plan (as defined in Section 3(37) of ERISA) or a plan subject to section 302 or Title IV of ERISA or section 412 of the Code. The Company and each ERISA Affiliate have satisfied the minimum funding standards under Section 412 or Section 430 of the Code or Section 302 or Section 303 of ERISA. Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability with respect to a complete or partial withdrawal from any Company Plan that is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Company Plan is a “multiple employer welfare arrangement” as such term is defined in Section 3(40)(A) of ERISA.

(e) Except as set forth on Section 3.10(e) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with another Event, except as expressly provided in this Agreement, (i) entitle any current or former employee, officer, director or consultant of the Company to severance pay, unemployment compensation or any other payment from the Company or any of its Affiliates under any Company Plan, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or otherwise enhance any benefit due any such employee, officer, director or consultant, or (iii) otherwise trigger any material obligations or penalties under, breach of or default (with or without notice or lapse of time, or both) under, any Company Plan (other than any “multiemployer plan” (as defined in Section 3(37) of ERISA)). Neither the Company nor any Subsidiary of the Company is in material breach of or material default under the terms of any Company Plan. To the Knowledge of the Company, no other party to any Company Plan is in material breach of or material default under the terms of any Company Plan.

(f) Neither the Company nor any of its Subsidiaries is a party to any Contract, arrangement or plan (including any Company Plan) that has resulted or would result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other Events), in the payment of any “excess parachute payments” to any “disqualified individual”, in each case within the meaning of Section 280G of the Code. There is no Contract, plan or other arrangement to which the Company or any of its Subsidiaries is a party which provides for a gross-up in respect of taxes or other penalties imposed pursuant to Section 409A or 4999 of the Code.

(g) All premiums or other payments that are required to be paid have been timely paid with respect to each such Company Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not such Company Plan is subject to ERISA) or are accurately accrued and reflected in the Company’s financial statements in accordance with GAAP. Except as set forth on Section 3.10(g) of the Company Disclosure Schedule, no Company Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than health continuation coverage as required by Section 4980B of the Code, the full cost of which is borne by the current or former employee or director.

(h) No fiduciary or party in interest of any Company Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively, or has otherwise acted or failed to act with respect to any Company Plan in a manner, in either case, that could reasonably be expected to subject the Company or any of its Subsidiaries to any material liability under ERISA or any other applicable Law.

(i) With respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance with applicable Law or accurately accrued and reflected on the Company’s financial statements in accordance with GAAP; (ii) from and after the Closing, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to Parent and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(j) For each Company Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code, the Company has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

(k) Neither the Company nor any of its ERISA Affiliates has any legally binding plan or commitment to create any additional Company Plans or modify or change any existing Company Plans that would affect any employee or terminated employee of the Company or any employee or terminated employee providing services to the Company.

Section 3.11 Labor and Employment Matters.

(a) Except as set forth on Section 3.11(a)(1) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement with any labor organization or similar representative of employees of the Company or its Subsidiaries, nor is any such agreement presently being negotiated by the Company or any of its Subsidiaries. Except as set forth on Section 3.11(a)(2) of the Company Disclosure Schedule, there are no (i) unfair labor practice complaints pending against the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries is identified as an interested party, before the National Labor Relations Board or any other labor relations tribunal or authority; (ii) representation petitions pending against the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries is identified as an interested party, before the National Labor Relations Board or any other labor relations tribunal or authority; (iii) grievances or other Actions pending against the Company or any of its Subsidiaries filed by a labor organization recognized by the Company or any of its Subsidiaries; (iv) strikes, work stoppages, slowdowns or other labor disputes involving a group of employees of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; or (v) other liabilities or contingent liabilities that have not been paid and that have not been accrued or reserved against in the consolidated balance sheet of the Company as at September 21, 2014, arising from employment guarantees under any collective bargaining agreements to which the Company or any of its Subsidiaries is a party, in the case of (i) and (iii), except for such matters that, individually or in the aggregate, would not reasonably be expected to (x) involve an amount or potential damages, liability or other obligation greater than $500,000, (y) prevent or materially delay the consummation by the Company of the Transactions or (z) adversely affect the operation of the Company’s business in any material respect.

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule: (i) the Company and its Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any of its Subsidiaries has any outstanding liabilities under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, since January 1, 2012, (i) no Governmental Authority has threatened or initiated any Action with respect to the Company or its Subsidiaries arising out of, in connection with, or otherwise relating to any Company employees or any Laws governing labor or employment, and (ii) no Governmental Authority has issued, or, to the Company’s knowledge, threatened to issue, any significant Order against the Company or any of its Subsidiaries with respect to any Company employees or any Laws governing labor or employment, in each case of (i) and (ii), other than any such Actions or Orders that, individually or in the aggregate with any related or substantially similar Actions or Orders, would not reasonably be expected to (x) involve a payment obligation or potential damages, liability or other obligation greater than $500,000, (y) prevent or materially delay the consummation by the Company of the Transactions or (z) adversely affect the operation of the Company’s business in any material respect.

(d) Except as set forth on Section 3.11(d) of the Company Disclosure Schedule, with respect to any current or former employee, officer, consultant or other service provider of the Company, there are no Actions against the Company or any of its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment-related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in the Company incurring a material liability.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Schedule or with respect to any Company Plan (which subject is addressed in Section 3.10 above), the execution of this Agreement and the consummation of the Transactions will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

Section 3.12 Environmental Matters. Except as set forth on Section 3.12 of the Company Disclosure Schedule, (a) each of the Company and its Subsidiaries, and their respective facilities, Vessels and real properties, whether owned, operated or leased, are, and at all times since January 1, 2011 have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws, (b) there is no Action, Lien or Encumbrance relating to or arising from any noncompliance with, or liability under, Environmental Laws (including, without limitation, relating to or arising from the Release or threatened Release of any Hazardous Materials) that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that would reasonably be expected to (i) involve a payment obligation or potential damages, liability or other obligation greater than $500,000, (ii) prevent or materially delay the consummation by the Company of the Transactions or (iii) adversely affect the operation of the Company’s business in any material respect, (c) since January 1, 2011, neither the Company nor any of its Subsidiaries has received any notice of, or entered into or become subject to any Order or settlement involving uncompleted, outstanding or unresolved liabilities, compliance obligations, or corrective or remedial obligations relating to or arising under Environmental Laws (including, without limitation, relating to or arising from the Release or threatened Release of, any Hazardous Materials), and (d) neither the Company nor any of its Subsidiaries are parties to any indemnification or other agreements or Contracts pursuant to which the Company or any of its Subsidiaries have assumed material liabilities or obligations of other Persons relating to Environmental Laws. This Section 3.12 constitutes the sole and exclusive representation and warranty of the Company regarding Environmental Laws or relating to Hazardous Materials.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all Company Registered IP, including in each case the registered owner, jurisdiction, registration number and application number. The Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted, and the provision of any products or services by the Company or any of its Subsidiaries, have not, since January 1, 2012, infringed or otherwise violated, and is not infringing or otherwise violating any Person’s Intellectual Property. There is no claim of such infringement or other violation of any Person’s Intellectual Property currently pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person is currently infringing or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries in any material respect. No claims of infringement or other violation of the Intellectual Property owned by the Company or any of its Subsidiaries are currently pending or threatened in writing against any Person by the Company or any of its Subsidiaries.

(c) Each of the Company and its Subsidiaries has taken reasonable steps in accordance with standard industry practices to maintain its Intellectual Property that is being used in the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted and has maintained the confidentiality of all information that constitutes a Trade Secret of the Company or any of its Subsidiaries that is being used in the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted. All current and former employees, consultants and contractors of the Company or any of its Subsidiaries who have contributed to the development of material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries that is being used in the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted have executed agreements that contain confidentiality and invention assignment obligations.

(d) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, or result in any other material and adverse modification to, any material Intellectual Property rights used in the conduct of the Company’s or its Subsidiaries’ businesses as currently conducted or (ii) give rise to any right of any counterparty to adversely modify any of the Company’s or any of its Subsidiaries’ rights or obligations under any material Inbound License Agreement or material Outbound License Agreement in any material respect.

Section 3.14 Anti-Takeover Provisions; Rights Agreement.

(a) Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company and the Company Board have taken all actions necessary to ensure that the Transactions, including the Merger, will be exempt from any anti-takeover or similar provisions of the Company Charter Documents, and any provisions of any applicable “moratorium”, “control share acquisition”, “fair price”, “interested stockholder”, “affiliate transaction”, “business combination” or other antitakeover Laws, including Section 203 of the DGCL.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company and the Company Board has taken all actions necessary to (i) cause the Company Rights Agreement, and the rights issued thereunder, to be rendered inapplicable to this Agreement and the Transactions, including the Merger and (ii) ensure that (A) none of Parent, Merger Sub or any of their Subsidiaries would become an Acquiring Person (as such term is defined in the Company Rights Agreement) under the Company Rights Agreement as a result of this Agreement or the Transactions, including the Merger, and (B) neither a Distribution Date nor a Stock Acquisition Date (as such terms are defined in the Company Rights Agreement) would occur, in the case of clauses (A) and (B), by reason of the execution of this Agreement or the consummation of the Transactions, including the Merger. The Company has delivered to Parent a complete and correct copy of the Rights Agreement, as amended to the date of this Agreement.

Section 3.15 Property.

(a) Section 3.15(a)(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property leased or subleased or otherwise used or occupied by the Company or any of its Subsidiaries. Except as set forth on Section 3.15(a)(ii) of the Company Disclosure Schedule, the Company or a Subsidiary of the Company has valid leasehold interests in or rights to use all of the properties set forth on Section 3.15(a)(i) of the Company Disclosure Schedule, free and clear of all Liens and Encumbrances (in all cases other than Permitted Liens and Permitted Encumbrances). Except as set forth on Section 3.15(a)(iii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company has made available to Parent a true, complete and correct list of (i) all containers (including all other cargo-carrying units such as flat racks, reefers, platforms, open tops, etc.), chassis and gen-sets owned or leased by the Company or any of its Subsidiaries as of July 22, 2014 and (ii) all other personal properties, assets and equipment owned or leased by the Company or any of its Subsidiaries as of July 22, 2014 with a book value in excess of $25,000 or under any Contract by the Company or any of its Subsidiaries that requires annual payments in excess of $25,000. The Company or one of its Subsidiaries has good and valid title to all of the material personal properties and assets, tangible or intangible (excluding Intellectual Property), that they purport to own, and valid leasehold interests in all of the material personal properties and assets that they purport to lease, free and clear of all Liens and Encumbrances (in all cases other than Permitted Liens and Permitted Encumbrances), except for any failure to have such title or leasehold interest that would not, individually or in the aggregate, materially interfere with the utility, value or the Company’s current or contemplated use of the applicable properties or assets or otherwise materially interfere with the Company’s current or contemplated business operations.

(c) Subject to (x) the Bankruptcy and Equity Exception and (y) the right of any Governmental Authority to exercise its power to revoke the use right granted by such Governmental Authority with respect to any real property, all leases under which the Company or any of its Subsidiaries lease any real property or material personal properties and assets are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms. There is not, to the Company’s Knowledge, under any of such leases, any existing default by the Company or any of its Subsidiaries, or any facts or circumstances existing which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries, that would individually or in the aggregate, materially interfere with the utility, value or the Company’s current or contemplated use of the applicable real property, personal properties or assets or otherwise materially interfere with the Company’s current or contemplated business operations.

Section 3.16 Contracts.

(a) Except for this Agreement, the Contribution, Assumption and Purchase Agreement, any Company Plans or as set forth in Section 3.16(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by, and none of their respective properties or assets is subject to, any Contract that

(i) is (x) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) or is (y) a Contract attached as an exhibit to a Current Report on Form 8-K filed by the Company with the SEC under which the Company or any of its Subsidiaries still has material rights or obligations;

(ii) relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture, partnership or other similar arrangement;

(iii) is (x) an indenture, credit agreement, loan agreement, security agreement, guarantee, credit enhancement, note, mortgage or other Contract providing for or securing Indebtedness (other than capital lease obligations) of the Company or any of its Subsidiaries (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000 or (y) a capital lease obligation in excess of $1,000,000;

(iv) is (x) an Inbound License Agreement, (y) an Outbound License Agreement or (z) a Technology Agreement;

(v) is a settlement, conciliation or similar Contract with any Governmental Authority which (x) would require the Company or any of its Subsidiaries to pay consideration of more than $250,000 after the date of this Agreement or (y) would otherwise limit the operation of the Company (or Surviving Corporation or Parent or any of their respective Affiliates) in any material respect after the Closing;

(vi) limits the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or Parent or any of their respective Affiliates) (x) to engage in any line of business, to compete with any Person or operate at any geographic location, or to sell or supply any service (including any non-compete, exclusivity or “most-favored nation” provisions), or (y) to purchase or acquire an ownership interest in any other entity, or includes a covenant not to sue a third party, except, in the case of (x) and (y), for any such Contract that may be canceled without penalty or other liability of the Company upon notice of ninety (90) days or less;

(vii) is a Contract under which the Company or any of its Subsidiaries is (w) a lessee of real property, (x) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or entity, (y) a lessor of real property, or (z) a lessor of any tangible personal property owned by the Company or any of its Subsidiaries, in each case of (w), (x), (y) and (z), which requires future payments in excess of $1,000,000 per annum;

(viii) involves any directors, executive officers (as such term is defined in the Exchange Act) or five-percent stockholders of the Company or, to the Knowledge of the Company, any of its Affiliates (other than the Company) or immediate family members of any of the foregoing;

(ix) is a consulting agreement requiring the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 per annum or a collective bargaining agreement;

(x) provides for (x) “earn-outs” or similar contingent payment obligations by the Company or any of its Subsidiaries or (y) continuing indemnification obligations outside the ordinary course consistent with past practice by the Company or any of its Subsidiaries, in each case of (x) and (y) other than any such Contract with respect to which there are no further obligations of more than $250,000 under such provisions;

(xi) was entered into after January 1, 2012, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person or any assets or properties with a value of more than $250,000, excluding acquisitions or dispositions of equipment or other personal assets (other than any Vessels) in the ordinary course consistent with past practice;

(xii) (x) contains a standstill or similar provision pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of a third party, (y) contains any “non-solicitation”, “no hire” or similar provision which restricts the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining or employing such third party’s current or former employees in a manner or to an extent that would materially interfere with the business of the Company or any of its Subsidiaries or (z) contains a confidentiality obligation, except for (A) any agreement containing a confidentiality obligation entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice and (B) any non-disclosure agreement entered into in connection with a potential sale of the Company or one or more of its businesses;

(xiii) prohibits the payment of dividends or distributions in respect of, or the pledging of, any equity interest of, or the issuance of guarantees by, the Company or any of its Subsidiaries;

(xiv) involves a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy any material assets, rights or properties of the Company or any of its Subsidiaries;

(xv) would be reasonably expected to involve aggregate payments by the Company or any of its Subsidiaries, or to the Company or any of its Subsidiaries, of more than $1,000,000 per annum, other than any bill of lading and any such Contract that may be canceled without penalty or other liability of the Company upon notice of thirty (30) days or less;

(xvi) involves any obligation to provide equity or debt financing to any Person (other than any Subsidiary of the Company that is not an Acquired Entity), or provide any guarantee or credit enhancement to, or assume any liability or obligation of, any Person (other than any Subsidiary of the Company that is not an Acquired Entity) in an amount in excess of $250,000; or

(xvii) with a Governmental Authority, other than (x) any bill of lading or other one-time shipping Contracts or (y) any non-customer Contract for services provided to the Company in the ordinary course of business consistent with past practice that is not material to the Company’s business operations.

Each Contract of the type described in this Section 3.16(a) is referred to herein as a “Company Material Contract.”

(b) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). Neither the Company nor any Subsidiary of the Company is in material breach of or material default under the terms of any Company Material Contract. To the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or material default under the terms of any Company Material Contract. No Event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such material default, Event or condition.

(c) The Company has made available to Parent and Merger Sub complete and correct copies of each of the Company Material Contracts in effect as of the date hereof.

(d) Except as set forth on Section 3.16(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any guarantee, performance bond, bid bond or other similar Contract in any amount relating to the Transferred Assets or the Transferred Liabilities, or guaranteeing any obligation, payment or performance of or by any of the Acquired Entities.

Section 3.17 Insurance. The Company and its Subsidiaries maintain insurance policies in such amounts, with such deductibles and against such risks and losses as are commercially reasonable for the assets of the Company and its Subsidiaries and the conduct of their businesses. Section 3.17 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force. Except as set forth on Section 3.17 of the Company Disclosure Schedule, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect, (b) all premiums due with respect to such material insurance policies have been paid, (c) neither the Company nor any of its Subsidiaries is in material breach or material default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a material breach or material default, or would permit termination or modification of, any such policy, (d) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (e) neither the Company nor any of its Subsidiaries has received notice of any pending or threatened cancellation or premium increase with respect thereto (other than expirations or premium increases in the ordinary course of business), nor do the terms of any such plans provide for any cancellation or premium increase as a result of the consummation of the Transactions.

Section 3.18 U.S. Citizen. Each of the Company and its Subsidiaries that owns and/or operates any vessels in the U.S. Coastwise Trade is, and has been during any period that it has owned and/or operated any vessels in the U.S. Coastwise Trade, a U.S. Citizen.

Section 3.19 Vessels.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth (except as may be noted on such section of the Company Disclosure Schedule) a true, correct and complete list of all of the Vessels (all of which are documented under the U.S. flag) that are not included in the Transferred Assets (the “Non-Hawaii Vessels”), including with respect to each Non-Hawaii Vessel (i) its name, (ii) its official number, (iii) its International Maritime Organization (IMO) number, (iv) whether it is owned, leased or chartered, and (v) if it is the subject of a lease or charter, the type of lease or charter and the name of the counterparty.

(b) With respect to each Non-Hawaii Vessel that is identified as being owned by the Company or one of its Subsidiaries in Section 3.19(a) of the Company Disclosure Schedule, the Company or the indicated Subsidiary, as applicable, has good, valid and marketable title to such Non-Hawaii Vessel, free and clear of all Encumbrances and Liens, other than Permitted Maritime Liens. The leases, bareboat charters or time charters with respect to the Non-Hawaii Vessels listed in Section 3.19(a) of the Company Disclosure Schedule are valid and in force (subject to the Bankruptcy and Equity Exception). Neither the Company nor any of its Subsidiaries has agreed to “scrap” or sell any Non-Hawaii Vessels set forth on Section 3.19(a) of the Company Disclosure Schedule.

(c) The Non-Hawaii Vessels owned by the Company and its Subsidiaries (i) were built in the United States, (ii) are eligible for use in the U.S. Coastwise Trade, (iii) are documented as U.S.-flag vessels and their Certificates of Documentation have coastwise endorsements and are valid and unexpired, and (iv) have never (x) been owned by or sold to any Person, or demise or sub-demise chartered or leased to any Person, that did not qualify as a U.S. Citizen, (y) been registered under the Laws of a foreign country, or (z) been rebuilt foreign, as defined in 46 C.F.R. § 67.177.

(d) The Company and/or its Subsidiaries maintain valid Certificates of Financial Responsibility (Oil Pollution) issued by the U.S. Coast Guard pursuant to the Federal Water Pollution Control Act and valid California Department of Fish and Game Certificates issued by the State of California for its Vessels, in each case, to the extent that such certificates are required by applicable Law in the course of the operation of any such Vessels by the Company and/or its Subsidiaries. All classification and operating certificates (for hull, engines, anchors, chains, etc.), as well as plans and specifications for the Non-Hawaii Vessels are on board the Non-Hawaii Vessels or in the Company’s possession and, if the latter, they shall be provided to Parent prior to the Closing.

(e) None of the Non-Hawaii Vessels is (i) subject to any transfer or trading restrictions that arise under the Construction-Differential Subsidy program pursuant to Title V of the Merchant Marine Act, 1936, as amended, or (ii) financed by U.S. Government financing guaranties issued pursuant to Chapter 537 of Title 46 of the United States Code (or its predecessor). None of the Non-Hawaii Vessels is subject to any restriction of the Capital Construction Fund program established under Chapter 535 of Title 46 of the United States Code (or its predecessor).

(f) The Company has made available to Parent prior to the date of this Agreement a true, correct and compete copy of the Survey Status Report prepared by the American Bureau of Shipping (“ABS Reports”) on each Non-Hawaii Vessel as of a date no earlier than ten (10) days prior to the date of this Agreement. Except as set forth in Section 3.19(f) of the Company Disclosure Schedule, each of the Non-Hawaii Vessels: (i) has no material defects; (ii) is in all material respects in good operating condition and repair (ordinary wear and tear excepted); (iii) has in all material respects been reasonably maintained consistent with standards generally followed in the industry and required by the classification society and applicable Law (ordinary wear and tear excepted); (iv) is adequate and suitable for its present uses in all material respects and is in a seaworthy condition; and (v) is in class with its classification society, free of all outstanding conditions and recommendations, except for any outstanding conditions and recommendations as set forth in the ABS Reports made available by the Company to Parent prior to the date of this Agreement.

Section 3.20 Proxy Statement; Other Information. The Proxy Statement will, at the time it is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act applicable thereto. The Proxy Statement will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company makes no representation or warranty with respect to any statements in the Proxy Statement based on information supplied in writing by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the $0.72 in cash per share of the Company Common Stock to be received by holders (other than Parent and its Subsidiaries) of Company Common Stock in the Merger is fair from a financial point of view to such holders of Company Common Stock. The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes.

Section 3.22 Brokers and Other Advisors. Except for Goldman, Sachs & Co., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished or made available to Parent a correct and complete copy of all Contracts between the Company and Goldman, Sachs & Co. pursuant to which Goldman, Sachs & Co. would be entitled to any payment as a result of the Transactions.

Section 3.23 Company Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.24 Contribution, Assumption and Purchase Agreement.

(a) The Contribution, Assumption and Purchase Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Contribution, Assumption and Purchase Agreement is in full force and effect and has not been amended in any material respect, and no material term, provision or requirement of the Contribution, Assumption and Purchase Agreement has been waived by the Company or, to the Knowledge of the Company, by any other party thereto.

(b) The representations and warranties of the Company set forth in the Contribution, Assumption and Purchase Agreement are true and correct as of the date hereof and will be true and correct as of the Effective Time as though made on and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(c) As of the Effective Time, the Company shall have performed in all material respects all obligations required to be performed by the Company under the Contribution, Assumption and Purchase Agreement.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Agreement, neither the Company nor any other Person makes any other representation or warranty, express or implied, with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, business plan, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 4.1 Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Hawaii and has all requisite corporate power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or license necessary, except where the failure to be so qualified, licensed or in good standing would not have a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the board of directors of Merger Sub) and adopted by Parent, as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt this Agreement and approve the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of incorporation and bylaws of Parent or Merger Sub, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent or any of its Subsidiaries, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, require any consent of any Person pursuant to, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except, in the case of clause (iii), as to any such matter resulting from any action or inaction of the Company or any of its Subsidiaries after the date hereof and prior to the Closing Date or any other Event relating to the business of the Company or its subsidiaries arising after the date hereof and prior to the Closing Date.

Section 4.3 Governmental Approvals. Except for (a) the filing with the SEC of the Proxy Statement and other filings required under, and compliance with other applicable requirements of, the Exchange Act, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (c) filings (if required) under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for Bank of America Merrill Lynch and RBC Capital Markets, LLC, the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.5 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.6 Financing. Parent will have, and will cause Merger Sub to have, at the Closing, immediately available funds that, when taken together with the Purchase Price payable by Pasha pursuant to and in accordance with the Contribution, Assumption and Purchase Agreement, will be sufficient to consummate the Transaction upon the terms contemplated by this Agreement and to pay all related fees and expenses required to be paid by Parent or Merger Sub in connection therewith, including payment of all amounts contemplated by Article II of this Agreement, and all amounts in connection with the redemption, repurchase, refinancing or payoff, as applicable, of all existing Indebtedness of the Company (other than any Permitted Surviving Indebtedness).

Section 4.7 Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, legal or administrative Action against Parent or any of its Subsidiaries, nor is there any Order imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority, that would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Merger Sub and their respective Affiliates holds any rights to acquire any shares of capital stock of the Company, except pursuant to this Agreement and except for any shares of capital stock of the Company or any rights to acquire shares of capital stock of the Company held indirectly in pension plans.

Section 4.9 No Vote of Parent Stockholders. No vote of the stockholders of Parent or Matson, Inc., or the holders of any other securities of Parent or Matson, Inc. (equity or otherwise) is required by any applicable Law or the articles of incorporation or bylaws of Parent or Matson, Inc., in order for Parent and Merger Sub to consummate the Transactions.

Section 4.10 U.S. Citizen. Each of Parent and Merger Sub is a U.S. Citizen.

Section 4.11 Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries to be included in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.12 Certain Business Activities. Neither Parent nor any of its Affiliates is engaged in the business of providing ocean freight carriage between the continental United States and each of Alaska and Puerto Rico, nor does Parent or any of its Affiliates have any plan to provide such services or otherwise enter the Alaska or Puerto Rico market (other than through the Transactions).

Section 4.13 Other Agreements. Except for the Confidentiality and Exclusivity Agreement, dated June 25, 2013, between Pasha and Matson, Inc., as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract related to the Transactions or the Precedent Transaction with Pasha or any of its Subsidiaries.

Section 4.14 Investigation and Reliance; No Other Representations or Warranties.

(a) Parent is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and its Subsidiaries and the Transactions, which investigation, review and analysis were conducted by Parent together with expert advisors, including legal counsel, that it has engaged for such purpose. Parent and Merger Sub each acknowledges that, to the Knowledge of Parent, it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries, other than the Transferred Assets, the Transferred Liabilities or the Acquired Entities, which it and its Representatives have desired or requested to review, and that it and its Representatives have had an opportunity to meet with the management of the Company and to discuss the business and assets of the Company, other than the Transferred Assets, the Transferred Liabilities or the Acquired Entities.

(b) Parent acknowledges that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information (including any due diligence materials made available in the data room, in connection with management presentations, or in other form in connection with the transactions contemplated by this Agreement) regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article III, and neither the Company, its Representatives, nor any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent, or Parent’s use of, such information. Parent has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied (including any representation or warranty as to merchantability or fitness for a particular purpose), made by the Company or its Representatives, except as expressly set forth in Article III, all of which terminate at the Closing. Parent acknowledges and agrees that the representations and warranties in Article III are the result of arm’s length negotiations between sophisticated parties and such representations and warranties are made, and Parent is relying on such representations and warranties, solely for the purposes of

Section 6.2(a) hereof and acknowledges that the representations and warranties in Article III expire at the Closing. Without limiting the foregoing, the Company makes no representation or warranty regarding any estimates, projections, forecasts and other forward-looking information, as well as any forward-looking business plan information, regarding the Company, its Subsidiaries and their businesses and operations. Parent, on its behalf and on behalf of its Affiliates and Representatives, acknowledges that Parent and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, other forward-looking information and forward-looking business plan information furnished to them by the Company and its Representatives (including the reasonableness of the underlying assumptions), and expressly waives any and all claims relating to such estimates, projections, forecasts and other forward-looking statements, and such business plans. Parent has no Knowledge or reason or reason to believe that any of the representations or warranties made by the Company are untrue, incomplete or inaccurate as of the date hereof.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as contemplated or expressly permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing, the Company shall, and shall cause its Subsidiaries to, (x) conduct their respective business in all material respects in the ordinary course of business consistent with past practice and (y) use reasonable best efforts to preserve intact their present lines of business, maintain the Company Permits, preserve their assets and properties in reasonably good repair and condition and preserve satisfactory relationships with Governmental Authorities, employees, vendors, suppliers, contractors and customers, and other Persons with which the Company or its Subsidiaries have material business dealings. Without limiting the generality of the foregoing, except as set forth on Section 5.1(a) of the Company Disclosure Schedule or as otherwise explicitly required by this Agreement, from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld with respect to Sections 5.1(a)(viii), (x), (xiii)(A), (B) and (D), and (xix)), the Company shall not, nor shall the Company permit any of its Subsidiaries to:

(i) issue, sell, grant or pledge, or authorize or propose the issuance, sale, grant or pledge of, any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except for (A) the issuance of capital stock pursuant to any Contract in effect on the date hereof as set forth on Section 5.1(a)(i) of the Company Disclosure Schedule, provided that such issuance is in accordance with such Contract’s present terms, and (B) the issuance of shares of Company Common Stock required to be issued upon exercise or settlement of Company Options, Company RSUs or Company Warrants;

(ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date hereof in accordance with their present terms, (B) in connection with withholding to satisfy Tax obligations with respect to Company Options, Restricted Stock, Company RSUs or Company Warrants, or acquisitions in connection with the forfeiture of equity awards, or (C) in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options;

(iii) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock or other equity interests, other than dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company or (B) adjust, split, combine, subdivide, reclassify or exchange or enter into any similar transaction with respect to any shares of its capital stock or other equity interests, except, with respect to (A), as explicitly required by the Contribution, Assumption and Purchase Agreement with respect to any Acquired Entity;

(iv) incur, assume, guarantee, prepay, replace, renew, extend, refinance, refund or otherwise become liable for any Indebtedness, except for (A) unsecured Indebtedness not in excess of $10,000,000 in the aggregate from and after the date hereof (x) for borrowed money incurred pursuant to Contracts as in effect as of the date of this Agreement in the ordinary course of business consistent with past practice and (y) incurred in the ordinary course of business to the extent necessary for ordinary course working capital purposes consistent with past practice, (B) borrowings under, or letters of credit issued against, the ABL Facility in the ordinary course of business, or (C) capital leases within the allocation contemplated by the 2014-2015 Capital Plan set forth in Section 5.1(a) of the Company Disclosure Schedule (the “2014-2015 Capital Plan”);

(v) enter into or become bound by any guarantee, performance bond, bid bond or other similar Contract in any amount relating to the Acquired Entities, Transferred Assets or Transferred Liabilities or guaranteeing any obligations or payment, performance or otherwise of any of the Acquired Entities, other than any such guarantee, performance bond, bid bond or other similar Contract (A) entered into in the ordinary course of business consistent with past practice, and (B) which will either expire on the Closing Date or contains provisions under which the Company and its Subsidiaries, as applicable, may fully assign and transfer all of their obligation and liabilities under such Contract to Pasha immediately after the Closing without incurring any additional cost, penalty or other liability;

(vi) make any loans, advances or capital contributions to, or any investments in, any other Person (other than (A) loans or advances among any of the Company’s wholly owned Subsidiaries or among the Company and any of its wholly owned Subsidiaries, (B) extensions of trade credit in the ordinary course of business consistent with past practice, or (C) advance of business expenses to employees in the ordinary course of business consistent with past practice), except as explicitly required by the Contribution, Assumption and Purchase Agreement;

(vii) sell, assign, lease, sublease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any properties or assets that are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, except (A) pursuant to, and in accordance with the present terms of, Contracts in force on the date of this Agreement, (B) for equipment disposals contemplated by the 2014-2015 Capital Plan as previously provided to Parent, (C) actions with respect to any Transferred Assets, and (D) the non-exclusive license of any Intellectual Property or the disposition of any Company Registered IP in the ordinary course of business;

(viii) make capital expenditures other than (A) as contemplated by the Company’s 2014-2015 Capital Plan as previously provided to Parent and (B) capital expenditures in respect of the Transferred Assets;

(ix) make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person (other than any transaction among the Company and its wholly owned Subsidiaries), except pursuant to Contracts in force on the date of this Agreement in accordance with their present terms;

(x) increase the compensation, benefits or severance arrangements of any of its directors, employees (including its executive officers) or consultants, except as required pursuant to (A) applicable Law or (B) the terms of the Company Plans, any collective bargaining agreement or other employee benefit plans or arrangements in effect on the date of this Agreement, or (C) any collective bargaining agreement or other employee benefit plans or arrangements entered into after the date of this Agreement to the extent both (I) such agreement, plan or arrangement would be a Hawaii Contract (as defined in the Contribution, Assumption and Purchase Agreement) and (II) all liabilities and obligations thereunder would be Transferred Liabilities and Non-Ordinary Course Expenses and Liabilities (each as defined in the Contribution, Assumption and Purchase Agreement);

(xi) (A) hire any person as an employee of the Company or any of its Subsidiaries, except, with respect only to positions subordinate to the title of vice president, (x) to fill positions that are open on the date of this Agreement or (y) to fill vacancies (excluding any position to serve as an executive officer) that are created after the date of this Agreement; (B) appoint any person to serve as a director of the Company; or (C) retain any person to serve as consultant or advisor or independent contractor to the Company or any of its Subsidiaries, except with respect to (A) and (C) in the ordinary course of business consistent with past practice, or any Hawaii Employee or any consultant, advisor or independent contractor exclusively relating to the Acquired Hawaii Business;

(xii) adopt or amend any Company Stock Plan, Company Plan or other employee benefit plans, except as required by Law or (except for any Company Stock Plan) in the ordinary course of business consistent with past practice;

(xiii) (A) terminate or cancel or waive, release or assign any material rights or claims with respect to any Company Material Contract; (B) make any material modifications or amendments to any Company Material Contract; (C) make any modification to any Contract relating to any Material Indebtedness; or (D) enter into any Contract that if in effect on the date hereof would be a Company Material Contract, or modify or amend any Contract so that it would become a Company Material Contract, with respect to clauses (A), (B) and (D), other than (x) the entry into any Contract that, if in effect on the date hereof would be required to be disclosed on Sections 3.16(a)(iv) or (vii) of the Company Disclosure Schedule, (y) the entry into any Contract in the ordinary course (for the avoidance of doubt, including customer Contracts) that, if in effect on the date hereof, would be required to be disclosed on Sections 3.16(a)(ix) or (xv) of the Company Disclosure Schedule, or (z) to the extent such Contract would be a Hawaii Contract (as defined in the Contribution, Assumption and Purchase Agreement) and all liabilities and obligations thereunder would be Transferred Liabilities and Non-Ordinary Course Expenses and Liabilities (each as defined in the Contribution, Assumption and Purchase Agreement);

(xiv) make or adopt any change to its methods, principles and policies of accounting in effect at December 22, 2013, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(xv) amend the Company Charter Documents or the Subsidiary Charter Documents;

(xvi) except as described on Section 5.1(a)(xvi) of the Company Disclosure Schedule, (A) make any material Tax election outside the ordinary course of business consistent with past practice, or change or revoke any material Tax election; (B) adopt or change any material method of Tax accounting; (C) apply for any ruling or benefit with respect to a material amount of Taxes, enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provision of applicable Law) or any other Contract relating to a material amount of Taxes (or relating to any Taxes incurred following the date hereof) with any Governmental Authority, settle or compromise any liability with respect to Taxes or surrender any claim for a refund of Taxes; (D) file any amended income Tax or other material Tax Return or take any position on a Tax Return materially inconsistent with a position taken on a Tax Return previously filed unless required by applicable Law; (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect to any income Tax or other material Tax; or (F) take any action outside the ordinary course of business consistent with past practice to impair any items described in clause (i) or clause (iii) of Section 3.9(b);

(xvii) other than with respect to stockholder litigation (which is governed by Section 5.9), settle, pay or discharge any material pending or threatened Action, other than any settlement, payment or discharge that (x) involves only the payment of monetary damages not in excess of $1,000,000 individually or $2,000,000 in the aggregate, provided that the Company has, at such time of settlement, payment or discharge, sufficient funds (through cash on hand and/or borrowings under the ABL Facility) for the payment of such monetary damages if such payment had to be made by the Company and/or its Subsidiaries, as applicable, prior to Closing and such settlement, payment or discharge does not result in any other material liability or obligation of the Company or its Subsidiaries, or (y) would be a Hawaii Contract (as defined in the Contribution, Assumption and Purchase Agreement) and all liabilities and obligations thereunder would be Transferred Liabilities and Non-Ordinary Course Expenses and Liabilities (each as defined in the Contribution, Assumption and Purchase Agreement);

(xviii) grant any Encumbrance or Lien on any material assets, other than (A) Permitted Encumbrances and Permitted Liens and (B) other than with respect to any Encumbrance or Lien solely on a Transferred Asset or an Acquired Entity;

(xix) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Merger or the other transactions contemplated in this Agreement and the Contribution, Assumption and Purchase Agreement (including in combination with any other Event or circumstance);

(xx) adopt a plan or Contract of complete or partial liquidation or dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any Subsidiary (other than this Agreement);

(xxi) amend any provision in the Convertible Notes Indenture or any other agreement relating to Material Indebtedness or take any action that would result in any change to the Series A Conversion Rate;

(xxii) take any action that would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation by the Company or its Affiliates of the Transactions or the Precedent Transaction; or

(xxiii) agree, resolve, authorize or commit to take any of the foregoing actions.

(b) During the period from the date of this Agreement until the Effective Time, Parent and its Subsidiaries shall not take any action that would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation by Parent or any of its Subsidiaries of the Transactions, provided, that nothing in this Agreement shall restrict Parent from engaging and competing in its business or from taking any action in furtherance of competition.

(c) Without in any way limiting the rights or obligations of any party hereto under this Agreement, the parties hereto acknowledge and agree that (i) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(d) The Company shall (i) promptly deliver to Parent or its Representative complete and correct copies of any material amendment, restatement, supplement or other modifications to or waiver of each Company Material Contract entered into after the date hereof, and (ii) promptly notify Parent upon acquiring Knowledge of any material breach or material default under the terms of any Company Material Contract; provided, that the failure to promptly deliver such copies or to notify Parent of such breach of default pursuant to this Section 5.1(d) on its own shall be treated only as a breach of Section 3.16(b) or Section 3.16(c) for purposes of Article VI and not a breach of a covenant or obligation in this Section 5.1(d).

Section 5.2 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in no event later than thirty (30) Business Days following the date hereof), the Company shall (i) prepare and file with the SEC a proxy statement (including the letter to stockholders, notice of meeting, proxy statement and form of proxy) for the Company Stockholders Meeting (the foregoing together with any schedules, amendments or supplements thereto, and all other soliciting materials filed with the SEC in connection with the Company Stockholders Meeting, the “Proxy Statement”) in preliminary form as required by the Exchange Act and (ii) in consultation with Parent, set a record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company shall provide Parent and Merger Sub with any comments that may be received from the SEC or its staff with respect to the Proxy Statement and, with Parent’s cooperation, shall use reasonable best efforts to respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement. No filing of, or amendment or supplement to, or correspondence with the SEC with respect to, or mailing of, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon and the Company shall consider for inclusion in such comments, additions, deletions or changes reasonably proposed by Parent. Each of Parent and Merger Sub shall reasonably cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent and Merger Sub as may be required to be set forth in the Proxy Statement under applicable Law. If, at any time prior to the Company Stockholders Meeting, any party or its Representatives become aware of any information, facts or circumstances relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly notify the other parties hereto so that the Company may file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such amendment or supplement to the stockholders of the Company.

(b) The Company shall, as soon as reasonably possible after the SEC confirms that it has no further comments on the Proxy Statement, in accordance with applicable Law and the Company Charter Documents, duly call and give notice of, and convene and hold, a meeting of its stockholders to consider the adoption of the Merger Agreement and such other matters as may be then legally required (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Stockholders Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting, or (iv) to allow additional solicitation of votes as may be necessary in order to obtain the Company Stockholder Approval.

(c) The Company shall, through the Company Board (or a duly authorized committee thereof), but subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 5.3, (i) recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement and, unless there has been a Company Adverse Recommendation Change, the Company shall use all reasonable lawful action to solicit the Company Stockholder Approval. The Company shall provide Parent with such information with respect to the solicitation of the Company Stockholder Approval as is reasonably requested by Parent.

Section 5.3 No Solicitation; Change in Recommendation.

(a) Except as expressly permitted by this Section 5.3, (i) the Company shall, and shall cause its Subsidiaries, directors, officers, employees and other Representatives to, immediately cease all existing discussions or negotiations with any Person or group of Persons with respect to any Alternative Proposal and (ii) until the earlier of the Effective Time or the date (if any) on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries, directors, officers and employees and other Representatives not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Alternative Proposal, (B) enter into, continue or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.3) or negotiations regarding, or furnish to any Person any non-public material information in connection with, any Alternative Proposal, or (C) enter into any Contract or agreement in principle with respect to an Alternative Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Subsidiaries, or any of its or their respective Representatives receives an Alternative Proposal, the Company, the Company Board (or a duly authorized committee thereof) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access to, any Person making such Alternative Proposal and any of its Representatives (including potential sources of financing) if the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Alternative

Proposal is or could reasonably be expected to lead to a Superior Proposal; provided, that prior to furnishing any material non-public information to any such Person, the Company receives from the Person making such Alternative Proposal an Acceptable Confidentiality Agreement. Upon the receipt of any such Alternative Proposal, the Company shall promptly notify Parent in writing, provide Parent a copy of any such Alternative Proposal made in writing and provided to the Company or any of its Subsidiaries and communicate in writing the material terms of such Alternative Proposal to Parent. The Company will keep Parent apprised on a prompt basis (and in any event within twenty-four (24) hours) of the status of any Alternative Proposal, including any material developments (including a change in price), material discussions or material negotiations regarding any Alternative Proposal.

(c) Except as otherwise provided in this Agreement, the Company Board shall not (i)(A) change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, in each case, that includes reaffirmation of the Company Board Recommendation and a reaffirmation of the approval by the Company Board of this Agreement, the Merger and the Transactions, or (D) approve or recommend, or publicly propose to approve or recommend, to the stockholders of the Company an Alternative Proposal (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar definitive Contract providing for an Alternative Proposal.

(d) Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Company Stockholder Approval, the Company Board (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change in response to a Superior Proposal and/or terminate this Agreement pursuant to Section 7.1(d)(ii) only if (i) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) the Company provides Parent prior written notice of its intent to make a Company Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) at least four (4) Business Days prior to taking such action, which notice shall include the material terms of the Superior Proposal, the identity of the party making such Superior Proposal and copies of any proposed transaction Contracts and related material documents with respect to such Superior Proposal (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not in itself be deemed a Company Adverse Recommendation Change and that any material revision or amendment to the terms of such Superior Proposal shall require a new notice and, in such case, all references to four (4) Business Days in this Section 5.3(d) shall be deemed to refer to three (3) Business Days instead); (iii) during such four (4) Business Day period, if requested by Parent, the Company negotiates, and causes its legal counsel and financial advisors to negotiate, with Parent and its Representatives in good faith and, if agreed between the Company and Parent, to make such modifications to the terms and conditions of this Agreement such that such Alternative Proposal would cease to constitute a Superior Proposal; (iv) Parent has not, within such four (4) Business Day period, made a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement such that such Alternative Proposal would cease to constitute a Superior Proposal; and (v) the Company Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Parent and Merger Sub after receipt of the Notice of Superior Proposal, continues to believe, after consultation with its outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal.

(e) Subject to the proviso in this Section 5.3(e), nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) informing any Person of the existence of the provisions contained in this Section 5.3, or (iii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company); provided, that neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change unless the applicable requirements of Section 5.3(d) shall have been satisfied.

(f) As used in this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any of Affiliates thereof) relating to, or that is reasonably expected to lead to, any purchase or acquisition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company related to the Company’s Alaska properties, Vessels, finances and businesses, whether alone or together with other assets of the Company and its Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.

(g) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Alternative Proposal on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the holders of Company Common Stock from a financial point of view than the Transaction, taking into account, to the extent applicable, the legal, financial, regulatory and other aspects of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in accordance with Section 5.3(d)) that the Company Board considers relevant.

Section 5.4 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including, without limitation, using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties; (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws with respect to the Transactions (“Antitrust Proceedings”) by, any Governmental Authority; (iii) vigorously resist and contest any Action, including any Antitrust Proceeding, and seek to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal; and (iv) execute and deliver any additional instruments necessary to consummate the Transactions, and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent.

(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act, if applicable, with respect to the Transactions as soon as practicable and in any event within thirty (30) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or pursuant to any civil investigation demand, subpoena or similar request from the Federal Trade Commission or Department of Justice, and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to use its reasonable best efforts to take or cause to be taken all actions consistent with this Section 5.4 as necessary to obtain any other necessary Permit or other actions or nonactions from each Governmental Authority as soon as practicable. For the avoidance of doubt, obligations relating to “reasonable best efforts” and “as soon as practicable” in this Section 5.4 shall, among other things, mean using reasonable best efforts to be prepared to complete a certification of compliance with any request for additional information issued by the Department of Justice or Federal Trade Commission in connection with the Transactions (“Second Request”) as soon as practicable.

(c) Each of the Company and Parent shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Laws and reasonable guidance from each party’s antitrust counsel relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions.

(d) Subject to applicable Laws, the instructions of any Governmental Authority and reasonable guidance from each party’s antitrust counsel relating to the exchange of information, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions and the Precedent Transaction, including promptly informing the other of, and/or furnishing the other with copies of, notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Authority and/or third party with respect to such transactions.

(e) Notwithstanding anything to the contrary in this Agreement, including Section 5.1(b), nothing in this Agreement shall require, or be deemed to require, Parent or Merger Sub to agree to or effect (i) any direct or indirect sale, charter (in whole or any portion), lease, change or limitation in operation, divestiture, license, holding separate or other disposition of any Vessel (whether or not acquired hereunder); (ii) any action that would reasonably be expected to impair the value of the Transactions to Parent in any material respect; or (iii) any action that would reasonably be expected to have any adverse effect on Parent’s (or any of its Subsidiaries’) existing assets or businesses as conducted as of the date of this Agreement or as of the Closing Date.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. In addition, the Company shall not approve or issue and release any press release with respect to the Contribution, Assumption and Purchase Agreement without the prior written approval of Parent (which approval shall not be unreasonably withheld). Following such initial press release(s), Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and/or the Precedent Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with an Alternative Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto or (b) in connection with any dispute between the parties regarding this Agreement or the Transactions; provided, further, that the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders that are not inconsistent in any material respects with the prior public disclosures regarding the Transactions.

Section 5.6 Access to Information; Confidentiality; Notification of Certain Matters.

(a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, financial statements, forecasts and other financial data, Tax Returns, Contracts, litigation files and other records and the Company shall furnish promptly such other documents and information concerning its business, personnel, assets, liabilities and properties as Parent and its Representatives may reasonably request, which shall include, without limitation, in-person meetings and conference calls between operational and functional business unit personnel of Parent and the Company, as reasonably requested by Parent, to prepare and make arrangements for Closing and post-Closing matters; provided, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries; provided, further, that the Company and its Subsidiaries shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment after consultation with outside counsel, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information. In addition, notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to provide access for, and neither Parent nor any of its Affiliates or Representatives shall have the right to perform, any sampling or analysis of soil, groundwater, building materials, effluent, indoor air or other environmental media commonly known as Phase II environmental assessment work. Until the Effective Time, the information provided will be subject to the terms of the confidentiality letter agreement, dated as of December 27, 2013, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and Company shall not, and Parent and Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions. No investigation pursuant to this Section 5.6(a) or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

(b) Until the Closing, the Company and Parent shall promptly notify each other in writing of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any other substantive notice or communication from any Governmental Authority in connection with the Transactions, (iii) any Action commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to the Transactions, or (iv) any Event, fact, change, condition, circumstance or occurrence or nonoccurrence of any Event (A) that (x) with respect to any representation or warranty that is qualified as to materiality, Non-Hawaii Material Adverse Effect or Parent Material Adverse Effect, renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any respect or (y) with respect to any representation or warranty that is not qualified as to materiality, Non-Hawaii Material Adverse Effect or Parent Material Adverse Effect, renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate in any material respect, or (B) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or Contract (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification pursuant to this Section 5.6(b) or information provided shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. Without limiting the foregoing, five (5) days prior to the Closing Date, the Company shall provide Parent with (x) an updated Section 3.16(a) of the Company Disclosure Schedule setting forth any and all Contracts that, as of the date of such supplement, would have been required to be set forth on Section 3.16(a) of the Company Disclosure Schedule had the date of this Agreement been the date of such supplement and (y) updated Sections 3.2(a) and (b) of the Company Disclosure Schedule setting forth such information that, as of the date of such supplement, would have been required to be set forth on Sections 3.2(a) and (b) of the Company Disclosure Schedule had the date of this Agreement been the date of such supplement. Such supplement shall not be deemed to cure any breach of any representation or warranty made in this Agreement or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 6.2 or the compliance by the Company with any covenant set forth herein (other than this Section 5.6). Each party acknowledges and agrees that the failure to notify the other party of any breach of a representation or warranty or to provide the disclosure supplement pursuant to this Section 5.6(b) on its own shall be treated only as a breach of the applicable representation or warranty for purposes of Article VI and not a breach of a covenant or obligation in this Section 5.6(b).

Section 5.7 Takeover Laws. The Company and the Company Board shall each (a) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.8 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened Action (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the Subsidiary Charter Documents, if applicable, listed on Section 5.8 of the Company Disclosure Schedule and (B) any indemnification agreements listed on Section 5.8 of the Company Disclosure Schedule with an Indemnitee, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, from and after the Effective Time until six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and bylaws of the Surviving

Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b) For a period of six (6) years from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by the Surviving Corporation; provided, however, that, after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six-year period provided for in this Section 5.8(b), that provides coverage no materially less favorable than the coverage described above.

(c) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8).

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

Section 5.9 Transaction Litigation. The Company shall give Parent the opportunity to participate in, and review and comment on all material filings or responses to be made by the Company in, the defense or settlement of any stockholder litigation against the Company or any of its directors or officers relating to this Agreement, the Transactions or the Contribution, Assumption and Purchase Agreement, and no such settlement of any stockholder litigation shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that Parent shall not be obligated to consent to any settlement which (a) does not include full release of Parent and each of its Affiliates (including, after the Effective Time, the Surviving Corporation and any of its Affiliates), (b) imposes any restriction, injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and any of its Affiliates), or (c) involves anything other than the payment of monetary damages and attorneys’ fees not to exceed $5,000,000 individually or in the aggregate. Each of Parent and the Company shall notify the other promptly (and in any event within forty-eight (48) hours) of the commencement of any such stockholder litigation of which it has received notice.

Section 5.10 Exemption from Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Employee Matters.

(a) This Section 5.11 shall apply only to each employee of the Company and its Subsidiaries as of immediately prior to the Effective Time, excluding those employees of the Company and its Subsidiaries who are defined as “Hawaii Employees” (including for the avoidance of doubt, Hawaii Employees of Sea-Logix or HSI) under the Contribution, Assumption and Purchase Agreement (“Company Employees”); provided, however, only Sections 5.11(d), (f) and (g) shall apply to Company Employees who are Represented Employees. For a period of one (1) year following the Effective Time, (i) Parent shall provide, or cause to be provided, to each Company Employee, both (A) annual base salary or base wages, and (B) annual cash incentive compensation opportunities, that are no less favorable than such compensation arrangements in effect as of the Effective Time and (ii) use commercially reasonable efforts to provide other employee benefits that are no less favorable in the aggregate than the employee benefits (including equity awards or other forms of long-term incentive compensation) provided to the Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one (1) year period following the Effective Time with severance benefits at levels no less favorable than and pursuant to the terms of the Company’s current severance policies or, if more favorable, then as required by applicable local Law.

(b) Parent shall (or shall cause the Surviving Corporation or another of its Subsidiaries to) use commercially reasonable efforts, to the extent permitted under applicable Law, to provide that for all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Disclosed Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall (or shall cause the Surviving Corporation or another of its Subsidiaries to) use commercially reasonable efforts to provide that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Disclosed Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent (or the Surviving Corporation or another of Parent’s Subsidiaries) shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall (or shall cause the Surviving Corporation or another of its Subsidiaries to) use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Disclosed Company Plans to any Company Employee for the period ending at the Effective Time and any additional period at or after the Effective Time during which such Disclosed Company Plan remains in effect, and Parent acknowledges and agrees that the Transactions shall be deemed to constitute a “change in control,” “change of control,” “corporate transaction” or similar term under each such Disclosed Company Plan.

(d) Notwithstanding anything to the contrary contained in this Agreement, with respect to each Company Employee whose terms and conditions of employment are covered by a collective bargaining agreement to or by which the Company or any of its Subsidiaries is a party or is bound, each such applicable collective bargaining agreement (each, a “Represented Employee”) shall govern such Represented Employee’s terms and conditions of employment (including compensation and benefits) for so long as such collective bargaining agreement remains in effect in accordance with, or as otherwise required by, applicable Law.

(e) Parent acknowledges and agrees that each employee listed on Section 5.11(e) of the Company Disclosure Schedule shall have “good reason” (or other similar term) to terminate employment immediately after the Effective Time and that any notice requirement or cure provision is hereby waived.

(f) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan, (ii) obligate Parent or the Surviving Corporation to (A) maintain any particular Company Plan or any other benefit plan, program or arrangement or (B) retain the employment of any particular employee for any specified period of time, or (iii) prevent Parent or the Surviving Corporation from amending or terminating any Company Plan or any other benefit plan, program or arrangement.

(g) Nothing in this Section 5.11 shall create any third-party beneficiary right in any Person other than the parties to this Agreement, including any current or former Company Employee, any participant in any Company Plan, or any dependent or beneficiary thereof, or any right to continued employment of any Person with the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

(h) The Company shall terminate all of its cash bonus and similar cash-based incentive compensation plans, programs or arrangements set forth on Section 5.11(h) of the Company Disclosure Schedule (the “Company Incentive Plans”) immediately prior to the Effective Time and provide Parent, no later than five (5) Business Days prior to the Effective Time, with a schedule by individual recipient of any and all payments to be made thereunder based on (i) for the quarterly bonus, the actual performance for the Company’s then current fiscal quarter through the Effective Time and pro-rated for the number of days worked in the fiscal quarter during which the Effective Time occurs and (ii) for the full year bonus (without duplication of the amount payable pursuant to the preceding clause (i)), the actual performance for the Company’s then current fiscal year through the Effective Time and pro-rated for the number of days worked in the fiscal year during which the Effective Time occurs. For avoidance of doubt, any payments are to be made only to recipients who are Company Employees, and no payments shall be made in connection with or following the Closing under any Company Incentive Plan for performance based on any period of time other than the fiscal quarter during which the Closing occurs. All payments required to be made under the Company Incentive Plans in connection with this Section 5.11(h) shall be made as soon as practicable following the Effective Time by the Surviving Corporation through its payroll processing system.

(i) To the extent permissible under applicable Laws, if requested by Parent prior to the Closing, the Company shall use reasonable best efforts to terminate, effective immediately prior to the Effective Time, such other Company Plans as Parent requests.

Section 5.12 Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Treatment of Existing Indebtedness.

(a) As part of the Transactions, the Company shall redeem all outstanding Secured Notes on the Closing Date pursuant to the terms of the Secured Notes and the applicable Secured Notes Indentures (the “Redemption”). Each of the Company, Parent and Merger Sub shall use commercially reasonable efforts to cooperate with each other in connection with the Redemption. The Company shall take all actions necessary to effect the Redemption in accordance with the terms of the Secured Notes Indentures, including, without limitation, Section 3.01, Section 3.03 and Section 3.05 of each of the Secured Notes Indentures, and shall send the required notices of redemption in form and substance reasonably satisfactory to Parent (collectively, the “Redemption Notices”) on or before the date specified by Parent in writing, which date shall be on or after the date of termination or expiration of all waiting periods applicable to the Merger under the HSR Act. The Redemption Notices shall provide that Redemption shall occur on the Closing Date but may be contingent on the occurrence of the Closing. Concurrently with the Effective Time, the Company shall cause, or cause its Subsidiaries to cause, to be redeemed all outstanding Secured Notes in accordance with the Redemption Notices and the terms and conditions of the Secured Notes Indentures, including Section 3.07 of each of the Secured Notes Indentures. On the Closing Date substantially contemporaneously with the Redemption, all Liens securing Indebtedness related to the Secured Notes shall be released pursuant to documentation in form and substance satisfactory to Parent.

(b) As part of the transactions contemplated by this Agreement, the Company shall, on or before the date specified by Parent in writing (which date shall be at least thirty (30) Business Days after the date hereof), commence a tender offer and Consent Solicitation for all of the outstanding Convertible Notes pursuant to the terms of the Convertible Notes Indenture (the “Tender Offer”). The purchase price offered to holders of the Convertible Notes in the Tender Offer shall be 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, and the Tender Offer shall contain the other terms and conditions set forth in Section 5.14(b) of the Company Disclosure Schedule.

(i) Each of the Company, Parent and Merger Sub shall use commercially reasonable efforts to cooperate with each other in connection with the Tender Offer. Promptly after the date of this Agreement, Parent or its Representatives shall prepare all necessary and appropriate documentation in connection with the Tender Offer, any related letters of transmittal, notice and other related documents (collectively, the “Debt Offering Documents”) and such documents shall be compliant with the terms of the Convertible Notes Indenture and otherwise reasonably acceptable to the Company and Parent. Parent and the Company shall cooperate with each other in the preparation of the Debt Offering Documents. All mailings to the holders of the Convertible Notes in connection with the Tender Offer shall be subject to the prior review and comment by each of the Company and Parent and/or their Representatives, and shall be reasonably acceptable to each of them. The consummation of the Tender Offer will not be a condition to the Closing. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Debt Offering Documents so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and/or disseminated to the respective holders of the Convertible Notes (subject to this Section 5.14(b)). Notwithstanding anything to the contrary in this Section 5.14(b), the Company shall comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable Law to the extent such Law is applicable in connection with the Tender Offer. To the extent that the provisions of any applicable Law conflict with this Section 5.14(b), the Company shall comply with the applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(ii) For purposes of this Agreement, “Consent Solicitation” shall mean a solicitation of the Requested Consents from the holders of the Convertible Notes, and “Requested Consents” shall mean the consents of holders of the specified percentage in principal amount of the Convertible Notes to the amendments to the Convertible Notes Indenture as described in Section 5.14(b) of the Company Disclosure Schedule. Promptly upon the receipt of the Requested Consents with respect to the Convertible Notes Indenture, the Company shall enter into a supplemental indenture reflecting the amendments to such indenture approved by such Requested Consents and will use its reasonable best efforts to cause the trustee for the Convertible Notes to promptly enter into such supplemental indenture (including using its reasonable best efforts to deliver, and to cause its counsel to deliver, any required certificates and opinions of counsel that will be reasonably required by the trustee in connection with such supplemental indenture). Neither the receipt of the Requested Consents nor the execution of the supplemental indenture referred to in the preceding sentence shall be a condition to the Closing.

(iii) The Company’s and the Surviving Corporation’s obligation to accept for payment and pay for the Convertible Notes tendered pursuant to the Tender Offer shall be subject to the conditions that (x) the Merger shall have occurred (or Parent and the Company shall each be satisfied that the Closing will occur substantially concurrently with such acceptance and payment and/or exchange), (y) there shall be no Order prohibiting the consummation of the Tender Offer, and (z) such other conditions as are customary for transactions similar to the Tender Offer.

(iv) Parent shall promptly reimburse the Company and any dealer-manager under any dealer-manager agreement for all reasonable out-of-pocket costs, fees and expenses incurred by such Person in connection with the transactions contemplated by this Section 5.14(b).

(c) The Company shall use reasonable best efforts to deliver all notices and take all other actions reasonably necessary to effect the termination of commitments and the repayment of all outstanding obligations under the Company Credit Facilities in accordance with the terms of the Payoff Letters (defined below). Prior to the Closing, the Company shall use reasonable best efforts to negotiate and seek to obtain the following payoff and lien release documents (such documents, collectively, “Payoff and Lien Release Documents”) (it being understood that Parent and its Representatives shall be afforded the opportunity to review and comment on the Payoff and Lien Release Documents):

(i) Mortgage Release Documents in recordable form and appropriate documentation releasing any recorded Liens on the Vessels;

(ii) payoff letters to effect the full repayment and discharge of the Company Credit Facilities (collectively, the “Payoff Letters” and each, a “Payoff Letter”), with the respective agents under such Company Credit Facilities, each Payoff Letter (A) indicating the total amount required to be paid to fully satisfy all outstanding and unpaid principal, interest, prepayment premiums, penalties, breakage costs, attorneys’ fees and other costs and expenses, or similar outstanding and unpaid obligations related to all indebtedness and other obligations owed under the respective Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (B) stating that upon receipt of the Payoff Amount (and, in the case of the $20M Term Loan, payment in full of the debt and other outstanding obligations owed by the Company and its Subsidiaries under the $75M Term Loan and the Secured Notes referred to in clause (a) of the definition thereof), such Company Credit Facility and related notes, guaranties, security agreements and other instruments supporting the repayment of such Company Credit Facility shall be terminated (except for obligations that by the terms of such Company Credit Facility survive such termination), and (C) stating that all Liens on the assets of the Company or any of its Subsidiaries securing the obligations under such Company Credit Facility shall be, upon the payment by the Company or Parent of the Payoff Amount on the Closing Date (and, in the case of the $20M Term Loan, payment in full by the Company or Parent of the debt and other outstanding obligations owed by the Company and its Subsidiaries under the $75M Term Loan and the Secured Notes referred to in clause (a) of the definition thereof), released;

(iii) Lien release documentation with respect to the Company Credit Facilities and the Secured Notes (collectively, the “Secured Indebtedness”), including (A) unconditional satisfactions of vessel mortgages with respect to each of the Non-Hawaii Vessels with respect to which a mortgage was filed securing the obligations under such Secured Indebtedness, in recordable form, (B) a UCC termination statement for any financing statement filed in connection with such Indebtedness, and (C) unconditional releases of any other Liens granted pursuant to the terms of such Indebtedness or pursuant to any document executed and delivered in connection with such Indebtedness, including in respect of any cash collateral or other accounts held by the lenders of such Indebtedness (it being understood that such satisfactions, UCC termination statements and releases shall be conditioned on receipt of the applicable Payoff Amounts described in Section 5.14(c)(ii) above and the redemption of the applicable Secured Notes, as the case may be);

(iv) termination amendments with respect to any financing statements filed in connection with the foregoing Secured Indebtedness with respect to equity interests of Company’s Subsidiaries, in each case in customary form and substance.

(d) On the Closing Date, upon payment by Parent of funds equal to amount of the relevant Payoff Amount, the Company shall, and shall cause its Subsidiaries to, (x) apply such funds to pay in full the Payoff Amount with respect to each Company Credit Facility in accordance with the terms of the applicable Payoff Letter (or direct the payment of a portion of the Payoff Amount to be transferred by wire transfer directly to the agent for such Company Credit Facility or otherwise in accordance with the applicable Payoff Letter) and (y) use reasonable best efforts to take all other necessary actions to facilitate and effect the termination and release of all Liens on the Company’s assets and the assets of the Company’s Subsidiaries securing the obligations under Company Credit Facilities, including using reasonable best efforts to negotiate and obtain the releases with respect to vessel mortgages and UCC financing statements filed in connection with such Company Credit Facility described in Section 5.14(c)); provided, that in no event shall the Company or any of its Subsidiaries be required to cause such termination or release unless the Closing shall occur concurrently therewith and the Company or its Subsidiaries have received funds from Parent to pay in full the Payoff Amount in connection with each Company Credit Facility (or the Payoff Amount for each Company Credit Facility shall have been transferred by wire transfer directly to the agent for such Company Credit Facility or otherwise in accordance with the applicable Payoff Letter) and, in the case of the $20M Term Loan, pay in full the debt and other outstanding obligations owed by the Company and its Subsidiaries under the $75M Term Loan and the Secured Notes referred to in clause (a) of the definition thereof.

(e) At the Closing, the Company shall deliver, or cause to be delivered, to Parent (i) duly completed and executed Payoff and Lien Release Documents in customary form and substance reasonably satisfactory to Parent and (ii) if required by the trustee for the Convertible Notes, a copy of the opinion of counsel of the Company addressed to the trustee with respect to the Merger contemplated by Article V of the Convertible Notes Indenture so long as all conditions set forth therein have been satisfied. For the avoidance of doubt, in the event Parent determines not to effect the Closing on the basis of the failure of the Company to deliver the documents required to be delivered pursuant to the first sentence of this Section 5.14(e), such determination shall not constitute a breach by Parent of its obligations under this Agreement and shall not entitle the Company to recover any Losses or seek specific performance under Section 8.9. The parties further agree that if the Company fails to deliver any of the documents required to be delivered pursuant to the first sentence of this Section 5.14(e), then the Closing shall be delayed up to ten (10) days until the Company makes such deliveries. The failure to deliver any of the documents contemplated by the first sentence of this Section 5.14(e) shall not constitute a breach by the Company of its obligations under this Agreement and shall not entitle Parent to recover any Losses or seek specific performance under Section 8.9; provided that the Company has complied with Section 5.14(c) above. In the event Parent fails to give effect to the Closing solely on the basis that the lenders of any Secured Indebtedness would not release the Liens on the Company’s assets upon receipt of full repayment of such Secured Indebtedness, such failure shall not itself constitute a breach by Parent or Merger Sub of their obligations in this Agreement and shall not entitle the Company to seek specific performance under Section 8.9.

(f) For the avoidance of doubt, between the date of this Agreement and the Closing Date, (i) Parent or any of its Subsidiaries, Affiliates or Representatives shall be permitted to purchase or offer or commit to purchase all or any portion of the Convertible Notes and (ii) the Company or any of its Subsidiaries shall be permitted to purchase or offer or commit to purchase all or any portion of the Convertible Notes (including pursuant to the Tender Offer) for consideration in the aggregate not in excess of $2,000,000.

(g) In the event that the Convertible Notes for any reason remain outstanding as of the Closing Date, Parent, the Company and its Subsidiaries shall use commercially reasonable efforts to cooperate with each other in connection with the suspension of covenants under the Convertible Notes Indenture and related security documents, in each case in accordance with the Fifth Supplemental Indenture dated as of November 11, 2014 to the Convertible Notes Indenture.

Section 5.15 Company Rights Agreement. Prior to the Closing, the Company shall take all actions necessary to provide that the Final Expiration Date (as such term is defined in the Company Rights Agreement) shall occur immediately prior to the Effective Time, without any payment being made in respect thereof.

Section 5.16 Certain Actions.

(a) Each of the actions set forth on Schedule 5.16(a)(i) and (a)(ii) shall be taken by the applicable parties referred to therein and on or by such dates as indicated therein, in each case subject to the terms, qualifications and limitations set forth on the applicable schedule, if any. In addition, during the period from the date hereof until the Closing, each party shall comply with its obligations on Schedule 5.16(a)(iii).

(b) At substantially the same time as circulated to management, between the date hereof and the Closing Date, the Company shall deliver to Parent the Company’s monthly “Financial Package” in a form substantially similar to the monthly Financial Packages that the Company has previously made available to Parent; provided, that such monthly Financial Packages shall not include information regarding the Acquired Hawaii Business.

Section 5.17 Contribution, Assumption and Purchase Agreement.

(a) The Company shall consult with Parent with respect to, and provide Parent an opportunity to review and comment upon, the Preliminary Closing Statement (as defined in Section 1.4(a) of the Contribution, Assumption and Purchase Agreement), and the Company shall consider for inclusion in such statement comments reasonably proposed by Parent, prior to delivery of the Preliminary Closing Statement to Pasha. Prior to the Closing, the Company shall keep Parent currently apprised of any differences between the Company and Pasha with respect to the computation of any of the items in the Preliminary Closing Statement and the resolution of any such differences.

(b) Prior to the Closing, the Company shall perform, and shall cause each of its Subsidiaries (including the Acquired Entities) to perform, in all material respects, their respective obligations required to be performed under the Contribution, Assumption and Purchase Agreement; provided, however, neither Parent nor Merger Sub may allege any breach or anticipated breach of this covenant or seek any remedy or exercise any right (including any remedy or right under Section 8.9) on the basis of any breach or anticipated breach by the Company of this covenant unless and until the Contribution, Assumption and Purchase Agreement has been terminated pursuant to its terms, and the Company’s liabilities under this covenant shall be limited to liabilities arising out of any willful and material breach of the Contribution, Assumption and Purchase Agreement by the Company. In addition, prior to the Closing, the Company shall not amend, waive or otherwise expressly modify (or agree to amend, waive or otherwise expressly modify) any term, provision or requirement of the Contribution, Assumption and Purchase Agreement in a manner that would or would reasonably be expected to adversely affect the Company in any material respect.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) Any waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (ii) no litigation under the Antitrust Laws by any Governmental Authority shall be pending with respect to the Transactions or the Precedent Transaction that would reasonably be expected to adversely affect in any material respect Parent (including the Company after the Closing) with respect to the Hawaii Trade Lane, or require any of the actions described in Section 5.4(e).

(c) No Injunctions or Restraints. No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in this Agreement (excluding the representations and warranties in Section 3.1, Section 3.2, Section 3.3, Section 3.14, Section 3.16(d), Section 3.22, Section 3.23 and Section 3.24), disregarding all qualifications and exceptions contained therein relating to materiality, Non-Hawaii Material Adverse Effect and/or dollar thresholds (other than the dollar thresholds in Section 3.16(a)), shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Non-Hawaii Material Adverse Effect;

(ii) The representations and warranties in Section 3.14 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time;

(iii) The representations and warranties in Section 3.1, Section 3.3, Section 3.16(d), Section 3.22 and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time;

(iv) The representations and warranties in Section 3.24 shall be true and correct as of the Closing Date as though made on the Closing Date except for such inaccuracies that, individually or in the aggregate, would not result in the failure to satisfy the closing condition in Section 7.2(a) of the Contribution, Assumption and Purchase Agreement;

(v) The representations and warranties in Section 3.2 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time, except for such inaccuracies (A) that would not result in more than a de minimis increase in the aggregate Merger Consideration payable by Parent as contemplated by Article II hereof or (B) that arise from any change in the outstanding shares of capital stock of the Company occurring as a result of the events described in Section 2.6(a), (b) or (c) as long as the aggregate Merger Consideration payable by Parent to all security holders of the Company has been equitably adjusted in accordance with Section 2.6; and

(vi) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect set forth in the preceding Sections 6.2(a)(i) through (v).

(b) Performance of Obligations of the Company. The Company shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than under Section 5.1(a)(i)) and (ii) performed in all respects all obligations required to be performed by it under Section 5.1(a)(i)) except for non-performance (A) that would not result in more than a de minimis increase in the aggregate Merger Consideration payable by Parent as contemplated by Article II hereof or (B) that arises from any change in the outstanding shares of capital stock of the Company occurring as a result of the events described in Section 2.6(a), (b) or (c), as long as the aggregate Merger Consideration payable by Parent to all security holders of the Company has been equitably adjusted in accordance with Section 2.6, in each case, at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Non-Hawaii Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, individually or in the aggregate, a Non-Hawaii Material Adverse Effect.

(d) Precedent Transaction. The Precedent Transaction shall have been consummated in accordance with the terms of the Contribution, Assumption and Purchase Agreement and no term, provision, condition or requirement of the Contribution, Assumption and Purchase Agreement shall have been amended, waived or otherwise modified in any material respect which is adverse to the Company by any party thereto, except with the express written consent of Parent (Parent acknowledges and agrees that Pasha and the Company may waive the condition set forth in Section 7.1(c) of the Contribution, Assumption and Purchase Agreement in accordance with Section 7.5 of the Contribution, Assumption and Purchase Agreement and such waiver shall not constitute a failure to satisfy the condition set forth in this Section 6.2(d)).

(e) Emissions Control. In the event any Alaska Vessel’s main engines are operating on ULSD, the Company shall not have suffered Net Adverse Financial Impacts associated with such ULSD use in an amount in excess of $15,000,000 in the aggregate.

(f) FIRPTA Certificate. The Company shall have delivered to Parent (i) a properly executed certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code, which certificate complies with the requirements of Section 1445 of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), each in substantially the form attached hereto as Exhibit A.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to the effect set forth in the preceding sentence.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions as provided in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent; or

(b) by either the Company or Parent:

(i) if the Merger shall not have been consummated on or before February 11, 2016 (the “End Date”) (it being agreed that if the End Date in the Contribution, Assumption and Purchase Agreement is extended pursuant to Section 9.1(a)(i) thereof, then the End Date in this Agreement shall be automatically extended for the same period); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; provided, further, that the End Date shall be extended by up to thirty (30) days (as necessary) if (A) all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing) have been satisfied or waived other than the Company’s obligation to take all of the actions set forth on Schedule 5.16(a) and (B) the Company has used reasonable best efforts to take the actions set forth on Schedule 5.16(a) prior to the End Date; provided, further, that the End Date shall be extended by ninety (90) days if all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing) have been satisfied or waived other than the condition set forth in Section 6.1(b)(ii); or

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; or

(iv) if the Contribution, Assumption and Purchase Agreement has been terminated in accordance with its terms; or

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Section 6.1 or Section 6.3 not being satisfied; or

(ii) if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Section 6.1 or Section 6.2 not being satisfied; or

(ii) prior to the receipt of the Company Stockholder Approval, if, in order to enter into a transaction that is a Superior Proposal in accordance with Section 5.3, the Company Board shall have authorized the Company to enter into an Alternative Agreement with respect to such Superior Proposal; provided, that subject to the proviso in Section 7.3(a), the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall not be available to the Company unless the Company pays, has paid or causes to be paid to Parent, in accordance with Section 7.3, the Termination Fee and Parent Expenses; it being understood that, subject to the proviso in Section 7.3(a), the Company may enter into any transaction that is a Superior Proposal simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(ii) and the payment of the Termination Fee and Parent Expenses.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 (other than any termination pursuant to Section 7.1(a), unless otherwise agreed), written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7.2 and Section 7.3, Article VIII and Section 5.6, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein, including Section 7.3(e)), no party shall be relieved or released from any liabilities or damages arising out of any willful or material breach of this Agreement or, to the extent provided under Section 5.17(b), any willful and material breach of the Contribution, Assumption and Purchase Agreement. The Confidentiality Agreement shall survive in accordance with its terms termination of this Agreement.

Section 7.3 Termination Fee; Parent Expenses.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay or cause to be paid as directed by Parent (i) an amount equal to all of the reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of Parent, Merger Sub and their Affiliates in connection with, arising from or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), plus (ii) a termination fee of $17,149,600 (the “Termination Fee”), to the account set forth on Schedule 7.3. The Termination Fee shall be paid by the Company substantially concurrently with such termination. Parent Expenses shall be paid by the Company on or before the later of (C) substantially concurrently with such termination and (D) two (2) Business Days following Parent’s provision of the information described in subsection (d) of this Section 7.3 for the applicable Parent Expense; provided, that if Parent provides no or only partial documentation for Parent Expenses within forty-eight (48) hours following Parent’s receipt of the Company’s termination notice, the Company shall be entitled to terminate this Agreement pursuant to Section 7.1(d)(ii) and enter into any transaction that is a Superior Proposal immediately upon payment of the Termination Fee and those Parent Expenses for which Parent has provided documentation (it being understood that the termination of this Agreement shall not relieve the Company from its obligation to pay the remainder of the Parent Expenses pursuant to Section 7.3(d)).

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid to the account set forth on Schedule 7.3 (i) the Termination Fee within two (2) Business Days of such termination and (ii) Parent Expenses on or before that later of (A) two (2) Business Days of such termination and (B) twenty-four (24) hours of Parent providing the information described in subsection (d) of this Section 7.3 for the applicable Parent Expense.

(c) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b)(iii), (ii) an Alternative Proposal shall have been publicly disclosed after the date hereof and not publicly withdrawn prior to the date of the Company Stockholders Meeting, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company enters into an agreement with respect to any Alternative Proposal, then the Company shall pay or cause to be paid to the account set forth on Schedule 7.3 (1) the Termination Fee on or before the earlier of (x) the date of consummation or termination of such transaction or (y) eighteen (18) months after the date of the termination of this Agreement, irrespective of whether such transaction has been consummated; and (2) Parent Expenses on or before that later of (A) the earlier of (x) the date of consummation or termination of such transaction or (y) eighteen (18) months after the date of the termination of this Agreement, irrespective of whether such transaction has been consummated and (B) twenty-four (24) hours of Parent providing the information described in subsection (d) of this Section 7.3 for the applicable Parent Expense.

(d) Parent shall provide the amount of, and reasonable documentation (which will be satisfied by providing redacted copies of vendors’ monthly fees and expenses) for, each Parent Expense within forty-five (45) days after delivery of Parent’s notice of termination or Parent’s receipt of the Company’s termination notice, as applicable. The failure of Parent to provide such documentation for one or more Parent Expenses shall not affect the Company’s obligation to pay any other Parent Expenses for which Parent has provided such documentation, and the Company shall pay any such other Parent Expenses as and when Parent provides such documentation in accordance with this Section 7.3.

(e) Notwithstanding the foregoing, in no event shall the Company be required to pay the Termination Fee and the Parent Expenses on more than one (1) occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that the payment of the Termination Fee and the Parent Expenses shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates and Representatives with respect to this Agreement and the Transactions in the event any such payments become due and payable, and, upon payment of the Termination Fee and the Parent Expenses, neither the Company nor any of its Affiliates or its and their respective directors, officers, employees, stockholders and Representatives shall have any further liability to Parent, Merger Sub or their respective Affiliates or Representatives under this Agreement.

(f) Any amount that becomes payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent.

(g) The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2 Fees and Expenses. Except as provided in Section 7.3, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, that following approval of the Transactions by the stockholders of the Company, no waiver or extension may be made which by Law would require further approval by the stockholders of the Company without such approval. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the Exhibits and Schedules hereto, together with the other instruments referred to herein, including the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements, arrangements, communications and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s stockholders and holders of Company Warrants, Company Options, Restricted Stock, Company RSUs to receive the Merger Consideration, Warrant Consideration and other payments (as applicable) pursuant to Article II at the Effective Time and (ii) the provisions of Section 5.8 and Section 5.14(b), are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby agrees that (i) all Actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (such courts, “Delaware Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts, and (iv) a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any Delaware Court and waives any objection that it may now or hereafter have to the venue of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.9 Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity.

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Matson Navigation Company, Inc.

1411 Sand Island Parkway

Honolulu, Hawaii 96819

Attention: Peter Heilmann

Facsimile: (510) 628-7331

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, California 94105

Attention: Douglas D. Smith

  Michael L. Reed

Facsimile: (415) 393-8306

If to the Company, to:

Horizon Lines, Inc.

4064 Colony Road, Suite 200

Charlotte, NC 28211

Attention: Michael Zendan

Facsimile: (704) 973-7034

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Daniel E. Wolf

  Yi (Claire) Sheng

Facsimile: (212) 446-4900

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“$20M Term Loan” shall mean that certain $20,000,000 Term Loan Agreement, dated as of January 31, 2013, by and among the Company, as guarantor, Horizon Lines, LLC, as borrower, the lenders party thereto and U.S. Bank National Association, as administrative agent, collateral agent and ship mortgage trustee, as such agreement may be amended, supplemented, modified, renewed, replaced and/or restated from time to time.

“$75M Term Loan” shall mean that certain $75,000,000 Term Loan Agreement, dated as of January 31, 2013, by and among Horizon Lines Merchant Vessels, LLC, as guarantor, Horizon Lines Alaska Vessels, LLC, as borrower, Horizon Lines Alaska Terminals, LLC, as guarantor, the lenders party thereto and U.S. Bank National Association, as administrative agent, collateral agent and ship mortgage trustee, as such agreement may be amended, supplemented, modified, renewed, replaced and/or restated from time to time.

“2014-2015 Capital Plan” shall have the meaning set forth in Section 5.1(a)(iv).

“ABL Facility” shall mean that certain Credit Agreement, dated as of October 5, 2011, by and among the Company, Horizon Lines, LLC, as borrower, the lenders party thereto and Wells Fargo Capital Finance, LLC, as administrative agent, sole lead arranger and sole bookrunner, as such agreement may be amended, supplemented, modified, renewed, replaced and/or restated from time to time.

“ABS Reports” shall have the meaning set forth in Section 3.19(f).

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company offers to amend the Confidentiality Agreement to reflect such more favorable terms).

“Acquired Entities” shall have the meaning set forth in the Contribution, Assumption and Purchase Agreement.

“Acquired Hawaii Business” shall have the meaning set forth in the Contribution, Assumption and Purchase Agreement.

“Action” shall mean any action, suit, proceeding, subpoena, examination, audit, criminal prosecution, complaint, charge, lawsuit, grievance, claim, administrative proceeding or investigation by or before any Governmental Authority, or any arbitration, mediation or similar proceeding.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Proposal” shall have the meaning set forth in Section 5.3(f).

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a U.S. or non-U.S. Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Antitrust Proceedings” shall have the meaning set forth in Section 5.4(a).

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(b).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Certificate” shall have the meaning set forth in Section 2.1(c).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Claim” shall have the meaning set forth in Section 5.8(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in Section 2.3(g).

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(c).

“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Credit Facilities” shall mean (a) the ABL Facility, (b) the $20M Term Loan, and (c) the $75M Term Loan (each, a “Company Credit Facility”).

“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.

“Company Employees” shall have the meaning set forth in Section 5.11(a).

“Company Incentive Plans” shall have the meaning set forth in Section 5.11(h).

“Company Material Contract” shall have the meaning set forth in Section 3.16(a).

“Company Option” shall have the meaning set forth in Section 2.5(a).

“Company Pension Plan” shall have the meaning set forth in Section 3.10(c).

“Company Permits” shall have the meaning set forth in Section 3.8(b).

“Company Plan” or “Company Plans” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that the Company or any of its Subsidiaries maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability and (b) each other employee benefit plan, program, Contract or arrangement, whether written or unwritten, including, without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, supplemental executive retirement plan, profit sharing plan, unemployment or severance compensation plan, fringe benefit perquisite, or employment or individual consulting agreement, for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Registered IP” shall mean all registered Marks (including domain names), Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by the Company or any of its Subsidiaries.

“Company Rights” shall mean the preferred share purchase rights granted pursuant to the Company Rights Agreement.

“Company Rights Agreement” shall mean that certain 382 Rights Agreement, dated as of August 27, 2012, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent.

“Company RSU” shall have the meaning set forth in Section 2.5(c).

“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Company Securities” shall have the meaning set forth in Section 3.2(c).

“Company Stock Plans” shall mean, collectively, the Company’s Amended and Restated Equity Incentive Plan, 2009 Incentive Compensation Plan, 2012 Incentive Compensation Plan or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of the Company or any of its Subsidiaries.

“Company Stockholder Approval” shall have the meaning set forth in Section 3.23.

“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).

“Company Warrants” shall have the meaning set forth in Section 2.2.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(a).

“Confirmation” shall have the meaning set forth in Section 1.2.

“Consent Solicitation” shall have the meaning set forth in Section 5.14(b)(ii).

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, whether written or oral, and including all exhibits and schedules thereto and all amendments and supplements thereto.

“Contribution, Assumption and Purchase Agreement” shall have the meaning set forth in the Recitals.

“Convertible Notes” shall mean the Company’s 6.00% Series A Convertible Senior Secured Notes due 2017, as governed by the Convertible Notes Indenture.

“Convertible Notes Indenture” shall mean that certain Indenture, dated as of October 5, 2011, between the Company, as issuer, and U.S. Bank National Association, as trustee and collateral agent, governing the Convertible Notes, as such indenture may be amended, supplemented, modified, renewed, replaced and/or restated from time to time.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Debt Offering Documents” shall have the meaning set forth in Section 5.14(b)(i).

“Delaware Courts” shall have the meaning set forth in Section 8.8(b).

“DGCL” shall have the meaning set forth in the Recitals.

“Disclosed Company Plans” shall have the meaning set forth in Section 3.10(a).

“Dissenting Shares” shall have the meaning set forth in Section 2.4.

“Dissenting Stockholders” shall have the meaning set forth in Section 2.4.

“ECA Engine Inspector” shall mean MAN Prime Serv, or such other engine inspector as the Company and Parent may reasonably agree should MAN Prime Serv not be available, as a third-party inspector.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrances” shall mean any mortgage, deed of trust, lease, license, Lien, claim, limitation, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or other encumbrance of any kind or nature. The term “Encumbrance” shall not be deemed to include any license of, or other right with respect to, any Intellectual Property.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or human health and safety (as it relates to exposure to Hazardous Materials), including, without limitation, Laws relating to management of or Releases of Hazardous Materials, as the foregoing are enacted and in effect on or prior to Closing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall have the meaning set forth in Section 3.10(d).

“ESPP” shall have the meaning set forth in Section 2.7.

“Event” shall have the meaning set forth in Section 3.6.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Fund” shall have the meaning set forth in Section 2.3(a).

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, state or local, domestic, foreign or multinational government, court, tribunal, judicial body, regulatory or administrative agency, commission, authority or other governmental or quasi-governmental instrumentality, including an arbitrator, mediator or any other similar body.

“Hawaii Business” shall have the meaning set forth in the Contribution, Assumption and Purchase Agreement.

“Hazardous Materials” shall mean any material, substance, pollutant, contaminant, or waste that is regulated under, or for which liability can arise pursuant to, any Environmental Law because of its hazardous or dangerous properties or characteristics, including, without limitation, all petroleum, crude oil or any fraction thereof, and natural, liquefied, and synthetic gas.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound License Agreements” shall mean all Contracts granting to the Company or any of its Subsidiaries any license or other right to use any Intellectual Property owned by a third party, but excluding commercially available “off-the-shelf” software licensed to the Company or any of its Subsidiaries in object code form for an aggregate license fee of no more than $50,000.

“Indebtedness” shall mean, with respect to any specified Person, (a) any indebtedness for borrowed money, including any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith, (b) other indebtedness and liabilities of such Person evidenced by notes, bonds or debentures or similar instruments or debt securities, (c) all obligations, contingent or otherwise, of such Person in respect of any letters of credit or bankers’ acceptances (to the extent drawn), (d) any interest rate swap or other hedging arrangement of such person, (e) all obligations of such Person for deferred purchase price of property or services, except trade accounts payable in the ordinary course of business, (f) any capital lease obligations, and (g) any guarantee of any such indebtedness or debt securities of any other Person described in clauses (a) through (f).

“Indemnitees” shall have the meaning set forth in Section 5.8(a).

“Indentures” shall mean (a) the Secured Notes Indentures and (b) the Convertible Notes Indenture.

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all (a) patents and patent applications (“Patents”), (b) trademarks, trade names, service marks, logos, corporate names, internet domain names, and any registrations and applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing (“Marks”), (c) registered and unregistered copyrights, including copyrights in computer software, mask works and databases (“Copyrights”), and (d) trade secrets and other proprietary know-how (“Trade Secrets”).

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Company Disclosure

Schedule after reasonable inquiry and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Parent Disclosure Schedule after reasonable inquiry.

“Laws” shall mean laws (including common law), statutes, ordinances, codes, rules, regulations, codes, injunctions, judgments, decrees and Orders of Governmental Authorities.

“Liens” shall mean any pledges, liens, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever. The term “Lien” shall not be deemed to include any license of, or other right with respect to, any Intellectual Property.

“Marks” shall have the meaning set forth in the definition of Intellectual Property.

“MARPOL” shall mean the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, and as subsequently amended.

“Material Indebtedness” shall mean Indebtedness pursuant to or related to the Company Credit Facilities or the Indentures.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Mortgage Release Documents” shall mean, collectively, a Satisfaction or Release of Mortgage, Claim of Lien or Preferred Mortgage with respect to each Vessel, and all other documents or instruments necessary to release all Liens on each Vessel securing the Secured Notes and the Company Credit Facilities.

“Net Adverse Financial Impacts” shall have the meaning set forth in Section 8.13 (NAFI) of the Company Disclosure Schedule.

“New Plans” shall have the meaning set forth in Section 5.11(b).

“Non-Hawaii Material Adverse Effect” shall mean any Event that (a) individually or in the aggregate, has been, or would reasonably be expected to be, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries (other than to the extent limited to the Acquired Hawaii Business), other than any Event directly or indirectly arising out of, resulting from or relating to the following: (i) any Event generally affecting the economy, regulatory, political or geopolitical conditions or conditions in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts business; (ii) any Event affecting any of the industries or markets in which the Company or any of its Subsidiaries operates; (iii) any acts of God, natural disasters (including earthquakes, tsunamis and hurricanes), terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (iv) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (v) the announcement, pendency of or performance of the Transactions or the transactions contemplated by the Contribution, Assumption and Purchase Agreement, including by reason of the identity of Parent or Pasha or any communication by Parent regarding the plans or intentions of Parent with respect to the Company or any of its Subsidiaries and including the impact directly relating to any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, collaboration partners, employees, labor unions or regulators; (vi) any action specifically required pursuant to the terms of this Agreement or the Contribution, Assumption and Purchase Agreement, or taken with the written consent of Parent or Merger Sub; (vii) any change in the market price, or change in trading volume, of Company Common Stock or Company Warrants (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining, whether there has been, or would reasonably be expected to be, a Non-Hawaii Material Adverse Effect); (viii) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining, whether there has been, or would reasonably be expected to be, a Non-Hawaii Material Adverse Effect); (ix) any pending, initiated or threatened Action against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the Transactions, or the Contribution, Assumption and Purchase Agreement or the Precedent Transaction; and (x) the matters set forth on Section 8.13 (MAE) of the Company Disclosure Schedule; provided, however, that the Events set forth in the foregoing clauses (i) through (iv) may be taken into account in determining whether a Non-Hawaii Material Adverse Effect has occurred or would reasonably be expected to occur, in each case to the extent, and only to the extent, any such Event has a materially disproportionate adverse impact on the Company and its Subsidiaries (other than the Acquired Hawaii Business), taken as a whole, as compared to other companies that conduct business in the regions and in the industries in which the Company and its Subsidiaries conduct business, or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions.

“Non-Hawaii Vessels” shall have the meaning set forth in Section 3.19(a).

“Non-U.S. Benefit Plan” shall have the meaning set forth in Section 3.10(i).

“Notice of Superior Proposal” shall have the meaning set forth in Section 5.3(d).

“Old Plans” shall have the meaning set forth in Section 5.11(b).

“Order” shall mean any order, judgment, decision, decree, fine, citation, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property or assets.

“Outbound License Agreements” shall mean all Contracts under which the Company or any of its Subsidiaries grants to a third party any license or other rights to use any Intellectual Property, other than non-exclusive licenses granted to customers or vendors in the ordinary course of business.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Board” shall mean the board of directors of Parent.

“Parent Expenses” shall have the meaning set forth in Section 7.3(a).

“Parent Material Adverse Effect” shall mean any change, event, occurrence or effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impede or delay the consummation by Parent or Merger Sub of the Transactions.

“Pasha” shall have the meaning set forth in the Recitals.

“Pasha Parent” shall have the meaning set forth in the Recitals.

“Pasha Sub” shall have the meaning set forth in the Recitals.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Paying Agent” shall have the meaning set forth in Section 2.3(a).

“Payoff Amount” shall have the meaning set forth in Section 5.14(c).

“Payoff Letters” shall have the meaning set forth in Section 5.14(c).

“Permits” shall have the meaning set forth in Section 3.8(b).

“Permitted Encumbrances” shall mean (a) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, (b) the right of any Governmental Authority to exercise its power to revoke the use right granted by such Governmental Authority with respect to any real property, and (c) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances, that individually or in the aggregate, (i) are not substantial in character, amount or extent in relation to the applicable real property and (ii) do not materially interfere with the utility, value or the Company’s current or contemplated use of the applicable real property or otherwise materially interfere with the Company’s present or contemplated business operations at such location.

“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges imposed by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business and that are not yet due and delinquent, the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c)

Liens that are disclosed on the consolidated balance sheet of the Company as of December 22, 2013 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K dated March 21, 2014, (d) Liens arising under or in connection with applicable building and zoning Laws, codes, ordinances, and state and federal regulations, and (e) Permitted Maritime Liens.

“Permitted Maritime Liens” shall mean: (a) Liens for crew wages (including wages of the master of the Vessels) incurred in the ordinary course of business and that are not yet due and payable or that are being contested in good faith by appropriate proceedings by the Company or its Subsidiaries so long as the Company has set aside on its books adequate reserves with respect to such Liens and such deferment in payment does not subject any Vessel to sale, forfeiture or loss; (b) Liens for general average or salvage (including contract salvage) and Liens for wages of stevedores employed by or on behalf of the Company, its Subsidiaries or the operator, agent or master of the Vessels, which in each case are not yet due and payable unless any such Lien is being contested in good faith and by appropriate proceedings by the Company or its Subsidiaries and the Company has set aside on its books adequate reserves with respect to such Liens and such deferment in payment does not subject any Vessel to sale, forfeiture or loss; (c) Liens for necessaries provided to the Vessels incurred in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate proceedings by the Company or its Subsidiaries so long as the Company has set aside on its books adequate reserves with respect to such Liens and such deferment in payment does not subject any Vessel to sale, forfeiture or loss; (d) Liens for damages arising from maritime torts (i) that are unclaimed, (ii) that have been claimed and are covered by insurance, or (iii) in respect of which a bond or other security has been posted on behalf of the Company or its Subsidiaries with the appropriate court or other tribunal to prevent the arrest or to secure the release of the applicable Vessel from arrest; and (e) other Liens arising by operation of law in the ordinary course of business in connection with operating, maintaining or repairing the Vessels that are not yet due and payable or that are being contested in good faith by appropriate proceedings by the Company or its Subsidiaries so long as the Company has set aside on its books adequate reserves with respect to such Liens and such deferment in payment does not subject any Vessel to sale, forfeiture or loss.

“Permitted Surviving Indebtedness” shall mean any Indebtedness of the Company and its Subsidiaries permitted hereunder to survive the consummation of the Merger (which, for the avoidance of doubt, will not include any Secured Indebtedness).

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Precedent Transaction” shall have the meaning set forth in the Recitals.

“Proxy Statement” shall have the meaning set forth in Section 5.2(a).

“Redemption” shall have the meaning set forth in Section 5.14(a).

“Redemption Notices” shall have the meaning set forth in Section 5.14(a).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, disposal, migration or leaching into or through the environment.

“Representatives” shall mean, with respect to any Person, such Person’s and its Subsidiaries’ and controlled Affiliates’ directors, officers, employees, advisors, attorneys, accountants, investment bankers, consultants or other representatives (acting in such capacity) retained by such Person, its Subsidiaries or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Represented Employee” shall have the meaning set forth in Section 5.11(d).

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Restricted Stock” shall have the meaning set forth in Section 2.5(b).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second Lien Notes” shall mean the Company’s Second Lien Senior Secured Notes due 2016.

“Second Request” shall have the meaning set forth in Section 5.4(b).

“Secured Indebtedness” shall have the meaning set forth in Section 5.14(e).

“Secured Notes” shall mean (a) the Company’s 11.00% First Lien Senior Secured Notes due 2016 and (b) the Company’s Second Lien Senior Secured Notes due 2016, in each case, as governed by the applicable Secured Notes Indenture.

“Secured Notes Indentures” shall mean (a) that certain Indenture dated as of October 5, 2011 (as amended, supplemented, modified, renewed, replaced and/or restated from time to time) between Horizon Lines, LLC, as issuer, and U.S. Bank National Association, as trustee and collateral agent, governing the 11.00% First Lien Senior Secured Notes due 2016, and (b) that certain Indenture dated as of October 5, 2011 (as amended, supplemented, modified, renewed, replaced and/or restated from time to time) between Horizon Lines, LLC, as issuer, and U.S. Bank National Association, as trustee and collateral agent, governing the Second Lien Senior Secured Notes due 2016 (each, a “Secured Notes Indenture”).

“Securities Act” shall have the meaning set forth in Section 3.1(b).

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Subsidiary Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Superior Proposal” shall have the meaning set forth in Section 5.3(g).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax Returns” shall have the meaning set forth in Section 3.9(c).

“Taxes” shall have the meaning set forth in Section 3.9(c).

“Technology Agreements” shall mean all Contracts relating to hardware or otherwise to information technology which would require payments by the Company or to the Company under any such Contract of more than $50,000 after the date of this Agreement, other than Inbound License Agreements and Outbound License Agreements.

“Tender Offer” shall have the meaning set forth in Section 5.14(b).

“Termination Fee” shall have the meaning set forth in Section 7.3(a).

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger and the repayment and termination of the Secured Notes, and the Company Credit Facilities. For the avoidance of doubt, the term “Transactions” shall not include the Precedent Transaction, except that this term shall include the Precedent Transaction solely for purposes of Section 3.3(b)(iii) and Section 3.23.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property.

“Transferred Assets” shall have the meaning set forth in the Contribution, Assumption and Purchase Agreement.

“Transferred Liabilities” shall have the meaning set forth in the Contribution, Assumption and Purchase Agreement.

“ULSD” shall have the meaning set forth in Schedule 5.16(a)(ii).

“U.S. Citizen” shall mean a Person that is a citizen of the United States within the meaning of 46 U.S.C. § 50501(a), (b) and (d), and the regulations promulgated thereunder (as each may be amended from time to time), eligible and qualified to own and operate U.S.-flag vessels in the U.S. Coastwise Trade.

“U.S. Coastwise Trade” shall mean the carriage or transport of merchandise and/or other materials and/or passengers in the coastwise trade of the United States of America within the meaning of Chapter 551 of Title 46 of the United States Code.

“Vessel” shall mean a vessel owned, leased or chartered by the Company or any Subsidiary of the Company.

“WARN Act” shall have the meaning set forth in Section 3.11(b).

“Warrant Agent” shall mean The Bank of New York Mellon Trust Company, N.A.

“Warrant Consideration” shall have the meaning set forth in Section 2.2.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. References to days mean calendar days unless otherwise specified. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified, restated, replaced or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HORIZON LINES, INC.

By:	/s/ Mike Zendan
Name: Michael Zendan
Title: Secretary

HOGAN ACQUISITION INC.

By:	/s/ Matt Cox
Name: Matt Cox
Title: President and Chief Executive Officer

MATSON NAVIGATION COMPANY, INC.

By:	/s/ Matt Cox
Name: Matt Cox
Title: President and Chief Executive Officer